Report to:

WESTERN COPPER CORPORATION

Resource Estimate of the No. 1, No. 4, and No. 7 Zones
Carmacks Deposit, Yukon Territory

Document No. 0652560101-REP-R0002-01

Report to:

WESTERN COPPER CORPORATION

RESOURCE ESTIMATE OF THE
NO. 1, NO. 4, AND NO. 7 ZONES
CARMACKS DEPOSIT,
YUKON TERRITORY

DECEMBER 2007

Prepared by	“Gilles Arseneau, Ph.D., P. Geo.”	Date	“January 3, 2008”
	Gilles Arseneau, Ph.D., P.Geo.		January 3, 2008

and	“Scot Casselman, P. Geo”	Date	“January 3, 2008”
	Scott Casselman, P.Geo.		January 3, 2008
Aurora Geosciences Ltd

Reviewed by	“Tim Maunula, P. Geo.”	Date	“January 3, 2008”
	Tim Maunula, P.Geo.		January 3, 2008

Authorized by	“Peter Wells, A.Sc.T., B.Comm”	Date	“January 3, 2008”
	Peter Wells, A.Sc.T., B.Comm.		January 3, 2008
GA/SC/alm

Suite 800, 555 West Hastings Street, Vancouver, British Columbia V6B 1M1
Phone: 604-408-3788 Fax: 604-408-3722 E-mail: vancouver@wardrop.com

R E V I S I O N H I S T O R Y

REV. NO	ISSUE DATE	PREPARED BY AND DATE	REVIEWED BY AND DATE	APPROVED BY AND DATE	DESCRIPTION OF REVISION
00	Dec. 21, 07	G.A./S.C. Dec. 21, 07	T.M. Dec. 21, 07	P.W. Dec. 21, 07	First draft issue to client
01	Jan. 3, 08	G.A/S.C. Jan. 3, 08	T.M. Jan. 3, 08	P.W. Jan. 3, 08	Final issued to client

T A B L E O F C O N T E N T S

L I S T O F T A B L E S

Table 16.14	Grade Interpolation Parameter for Gold and Silver	55
Table 16.15	Mineral Resources at 0.25% Total Copper Cutoff	57
Table 16.16	Mineral Resources at 0.50% Total Copper Cutoff	57

L I S T O F F I G U R E S

1.0	SUMMARY

The Carmacks Copper Project is located approximately 200 km north of Whitehorse, Yukon, within the Whitehorse Mining District. The property consists of 240 full-size and fractional claims in one contiguous block, and one separate block of two full-size claim blocks, all 100% owned by Western Copper Corporation (Western Copper).

Western Copper (formerly Western Copper Holdings Ltd.) and Thermal Exploration Company (Thermal Exploration) acquired the Carmacks Copper Project in 1989 from Archer, Cathro & Associates subject to a 3% Net Smelter Royalty (NSR). Western Copper completed a feasibility study on the property, which was subsequently updated in 1995. Following this, Western Copper made the decision to proceed with project development and filed for environmental review together with Quartz Mining and Water Licence Applications. In 1998, after completing some early construction work on the project Western Copper suspended work on the project indefinitely due to low copper prices. In 2006, an exploration program was initiated on the Carmacks property consisting of diamond drilling, Rapid Air Blast (RAB) drilling and environmental baseline studies. The field program was completed on November 17, 2006 and included a total of 34 drillholes for a total of 7,100 metres (m) of core. The 2007 exploration program included 17,000 m of diamond drilling in 123 holes. The 2006 and 20007 drilling combined with 12,900 metres of historical drilling on the property forms the basis for the resource estimate presented in this report. A complete list of drill holes used in the resource estimate is listed in Appendix A.

The Carmacks copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit is hosted by feldspathic-mafic gneisses (generally quartz deficient) that form a roof pendant within Triassic hornblende-biotite granodiorite of the Granite Mountain Batholith. The deposit constitutes the No. 1, 7 and 4 Zones, which are three adjacent zones of the 14 defined zones containing copper mineralization known on or in the immediate vicinity of the property. The No. 1 Zone, as presently defined, extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth. The No. 1 Zone is oxidized to an approximate depth of 250m below surface. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, form both irregular and colloform masses and fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands.

The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width, and down dip characteristics. The southern half splays into irregular intercalations,

Western Copper Corporation	1	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

terminating against sub parallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. The No. 4 Zone is interpreted as the southern offset extension of the No. 1 Zone. The northern offset has not been identified yet. The No. 7 Zone is interpreted as a southwestern offset of the No.1 Zone.

A total of 80 diamond drill holes and 11 reverse circulation holes, amounting to approximately 12,900 m of drilling, were drilled prior to 2006 in the exploration of the property. Five very short holes totalling 63 m were also drilled on the property. Drill holes are numbered by zone so hole 101 would be the first hole drilled on the No. 1 Zone and hole 1302 would be the second hole in No. 13 Zone.

Mineral resources were estimated by Wardrop Engineering Inc. (Wardrop) with the use of three-dimensional (3D) modelling software, GEMS Version 6.12, provided by Gemcom Software International of Vancouver (Gemcom). Historical drill hole data (pre-2006) was converted from a local Imperial grid to the UTM Zone 7 coordinate system, North American 1983 Datum (NAD83). Drill hole data from the 2006 drilling campaign were located and surveyed in NAD83 coordinates and imported as surveyed. Surveyed drillhole collar locations and elevations were verified against the property topographic surface. The property topographic mapping was generated from aerial photogrammetry data originally collected in 1992 by Eagle Mapping Ltd. Resources were estimated by Mr. Waldegger and verified and validated by Dr. Gilles Arseneau, P. Geo., Manager of Geology for Wardrop.

Three mineralized zones (Zone No. 1, No. 4, and No. 7) were interpreted on the basis of total copper grade and geological cross-sections prepared by Aurora. Polylines representing a 0.2% total copper cutoff were generated on northeast sections spaced at 100 foot intervals. The polylines honoured the drill hole intersections in 3D. Wireframes were created from the lines and then clipped against the overburden-bedrock surface.

The oxide sulphide boundary was modelled using a minimum 20% ratio of oxide copper to total copper. Assays were composited to a fixed length of five metres starting from the base of the drill holes. Composite intervals respected geological boundaries and any composite interval less than 2.5m were added to the previous composite so that all assay data were used in the resource estimate.

Specific gravity was collected by Aurora in the field on 1,358 drill core samples. An average specific gravity of 2.64 was determined for samples collected within the Zone No. 1 Oxide and 2.75 within the Zone No. 1 Sulphide Wardrop estimated specific gravity in the block model by inverse distance weighted to the second power using all field data collected.

Copper grades (total copper percent and oxide copper percent) were interpolated into blocks using ordinary kriging with weighting parameters based on two nested exponential correlograms. Search ellipses were designed from the correlogram information, trend of mineralization, and sample data distribution. Gades were

Western Copper Corporation	2	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

interpolated in two separate passes with differing sample support and search ellipses. Pass one had an elliptical range of 100m by 100m in the plane of the mineralization and a thickness of 15m across while pass two had a search of 150m by 150m in the plane of the mineralized unit and 50 m across the mineralized unit. Sulphide copper grades were calculated using a simple manipulation of the block model parameters according to the following formula:

Cu Sulphide% = Cu Total% – Cu Oxide%

Gold and silver grades were interpolated into blocks using isotropic inverse distance weighted to the second power.

The Carmacks Copper mineral resources are classified by Wardrop as Measured, Indicated, and Inferred.

The classification was based on the average distance of the samples used to interpolate grade within a block. All blocks that were interpolated during pass one and had an average distance of samples used less than 50 m were assigned to the Measured category. Blocks interpolated during Pass one with an average distance of points greater than 50 m were assigned to the Indicated category. Blocks that had not been interpolated during pass one were assigned to the Inferred category.

Based on the above, Wardrop estimated that the combined Zones 1, 4 and 7, at a 0.25% total copper (TCu) cutoff grade contain approximately 12 million tonnes of oxide resource in the Measured plus Indicated categories grading 1.07 TCu, 0.86% CuX, 0.21% CuS, 0.457 g/t Au, and 4.578 g/t Ag.

Wardrop also estimated that zone 1 contains an additional 4.3 million tonnes of sulphide resource in the Measured plus Indicated categories grading 0.75% TCu, 0.03% CuX, 0.73% CuS, 0.221 g/t Au, and 2.369 g/t Ag.

Western Copper Corporation	3	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

2.0	INTRODUCTION AND TERMS OF REFERENCE

The Carmacks Copper Project site is located 192 kilometres (km) north of Whitehorse in the Whitehorse Mining Division of the Yukon Territory, Canada. The property consists of 262 full-size and fractional claims in one contiguous blocks, and 26 claims in a second contiguous block.

In 1995, Western Copper commissioned Kilborn Engineering Pacific Ltd. (Kilborn) to prepare a Feasibility Study for the Carmacks Copper Project. This study contains resource estimates for the No. 1 Zone that were prepared prior to the inception of National Instrument 43-101 (NI 43-101) but were verified by the authors of the 2007 Aurora Geosciences Ltd. (Aurora) Technical Report. Aurora concluded that the resource estimates presented in the Kilborn Feasibility Study were a reasonable interpretation of the quantity and grade of the mineralization present, and satisfied the definitions and standards of the Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) and as defined under NI 43-101. In the spring of 2007, Wardrop re- estimated the mineral resources for the No.1 and 7 Zones using a 3D block modelling approach based on both historical (pre-2006) and data from the 2006 campaign. That report was used to support an updated Feasibility Study prepared by M3 Engineering and Technology Inc. of Tucson, Arizona, which was issued in May 2007.

This present report is an update to the mineral resource estimated in the spring of 2007 and incorporates all of the previous data with the data collected from the 2007 drilling campaign.

The 2007 drilling program commenced in March and was completed in mid-October. The program further defined zones of mineralization at the No. 1, No. 7 and No. 7A zones, delineated mineralization at the No. 4, No. 12 and No. 13 zones and identified copper-molybdenum mineralization in a new zone, the No. 14 Zone.

This report relies on information and data gathered from existing reports prepared by other consultants and companies. This report relies primarily on information contained in the Basic Engineering Report, dated December 1997 and the Feasibility Study, dated September 1995, both of which were prepared by Kilborn as well as the updated Feasibility Study dated May 2007 by M3. This report also relies on the technical report prepared by Aurora dated January 8, 2007.

In this report, all dollar amounts are expressed in Canadian currency unless otherwise specified.

Western Copper Corporation	4	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

2.1	TERMS OF REFERENCE

Western Copper has commissioned Wardrop to evaluate the Carmacks property and prepare a resource estimate based on historical data plus data from the 2006 and 2007 exploration campaigns. The work entailed estimating mineral resources in conformance with the CIM Mineral Resource and Mineral Reserve definitions referred to in NI 43-101 Standards and Disclosure for Mineral Projects. Dr. Gilles Arseneau, Ph.D., P.Geo., of Wardrop is the qualified person as defined by National Instrument 43-101, responsible for the preparation of the resource estimate. Scott Casselman, P. Geo., co-author of this report supervised the 2006 and 2007 exploration programs. The purpose of this report is to support the public disclosure of mineral resources by Western Copper Corporation.

Gilles Arseneau of Wardrop, who is independent of Western Copper, visited the Carmacks property on the 16th and 17th of May 2007. Scott Casselman of Aurora is independent of Western Copper and managed the exploration program on site from April 3 to October 16, 2007.

Wardrop relied on information provided by Western Copper for reporting on property claims status and the environmental permitting process.

Western Copper Corporation	5	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

3.0	RELIANCE ON OTHER EXPERTS

Wardrop relied on information provided by Western Copper for reporting on property claims status and the environmental permitting process.

Wardrop relied on information provided by Scott Casselman, P. Geo. for the property geological descriptions and interpretations as stated in the Certificates of authors attached to this report.

Western Copper Corporation	6	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

4.0	PROPERTY DESCRIPTION AND LOCATION

The Carmacks Copper Project is located in the Dawson Range Mountains on NTS map sheet 115I07 at latitude 62°21'N and longitude 136°41'W, some 200 km north of Whitehorse, Yukon as shown on Figure 4.1. The project site is located on Williams Creek, 8 km west of the Yukon River and some 38 km northwest of the town of Carmacks.

The Carmacks Copper Project site, located in the Whitehorse Mining District, consists of 288 quartz claims and quartz claim fractions and 20 quartz leases and quartz lease fractions as shown on Figure 4.2. The term ‘quartz’ for a claim in the Yukon is the nomenclature used to distinguish between a bedrock or lode mineral rights and ‘placer’ claims for placer mineral rights. The registered owner of the claims is Western Copper.

A list of claims derived from the Yukon Mining Records and Claim Status Report, which describe the status of the mineral claims and leases comprising the Carmacks property, is presented in Table 4.1 and 4.2, respectively.

Western Copper Corporation	7	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 4.1 Property Location Map

Western Copper Corporation	8	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Table 4.1 Quartz Claim Status

Claim Name and No.	Grant No.	Expiry Date	Registered Owner	% Owned
BOY 20	Y51118	2008/03/09	Western Copper	100
BOY 51, 53	Y51149, Y51151	2008/03/09	Western Copper	100
BOY 52, 54	Y51150, Y51152	2010/03/09	Western Copper	100
BOY 83	Y51181	2008/03/09	Western Copper	100
DUN 1	Y59382	2008/03/09	Western Copper	100
TT 1, TT 2	YB97068, YB97251	2011/03/09	Western Copper	100
VW 11, 13	YB96620, YB 96622	2011/03/09	Western Copper	100
VW 17-18	YB96626-YB6627	2011/03/09	Western Copper	100
VW 19–21	YB96628–YB96630	2012/03/09	Western Copper	100
VW 23, 25	YB96632, YB6634	2011/03/09	Western Copper	100
VW 27–38	YB96636-YB96647	2011/03/09	Western Copper	100
VW 40-50	YB96986-YB96996	2011/03/09	Western Copper	100
VW 60-61	YB96997-YB96998	2011/03/09	Western Copper	100
REM 1-14	YC39221-YC39234	2008/04/11	Western Copper	100
REM 19-30	YC39239-YC39250	2008/04/11	Western Copper	100
REM 32-35	YC39251-YC39254	2008/04/11	Western Copper	100
W 1-6	YB26708-YB26713	2008/03/09	Western Copper	100
W 7-10	YB26714-YB26717	2011/03/09	Western Copper	100
W 11,13,15,17,19,20	YB26718,20,22,24,26,27	2008/03/09	Western Copper	100
W 12,14,16,18	YB26719,21,23,25	2009/03/09	Western Copper	100
W 21-24	YB26728-YB26731	2011/03/09	Western Copper	100
W 25-28	YB26732-YB26735	2009/03/09	Western Copper	100
W 29-30	YB26736-YB26737	2008/03/09	Western Copper	100
W 31-37	YB26738-YB26744	2011/03/09	Western Copper	100
W 41-43	YB26748-YB26750	2009/03/09	Western Copper	100
W 50-53	YB36249-YB36252	2011/03/09	Western Copper	100
W 55 ,W 57	YB36254, YB36256	2009/03/09	Western Copper	100
W 91-93	YB36929-YB36931	2011/03/09	Western Copper	100
W 95	YB36933	2011/03/09	Western Copper	100
X 3-4	YB36898, 899	2011/03/09	Western Copper	100
X 5-7	YB36962-YB36964	2011/03/09	Western Copper	100
WC 5-18	YB36693-YB36706	2008/03/09	Western Copper	100
WC 23-36	YB36711-YB36724	2008/03/09	Western Copper	100
WC 40-54	YB36728-YB36742	2008/03/09	Western Copper	100
WC 57-72	YB36745-YB36760	2008/03/09	Western Copper	100
WAR 22	Y59373	2012/03/09	Western Copper	100
WAR 23-29	YB36240-YB36246	2011/03/09	Western Copper	100
WAR 30-31	YB36247-YB36248	2008/03/09	Western Copper	100
WAR 32-37	YB36446-YB36451	2011/03/09	Western Copper	100
WAR 38-44	YB36765-YB36771	2011/03/09	Western Copper	100
WAR 45	YB36772	2008/03/09	Western Copper	100
WAR 46	YB36773	2011/03/09	Western Copper	100
WAR 47-50	YB36774-YB36777	2008/03/09	Western Copper	100
WCC 1-40	YC60381-YC60420	2008/05/10	Western Copper	100
GAP 1-5	YC65320-YC65324	2008/07/10	Western Copper	100
HIP 1-27	YC65554-YC65580	2008/08/14	Western Copper	100

Western Copper Corporation	9	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Table 4.2 Quartz Lease Status

Claim Name and No.	Grant No.	Expiry Date	Registered Owner	% Owned	Quartz Lease
AC # 2-3	Y91722–Y91723	2019/10/28	Western Copper	100	OW00070-71
BOY 22	Y51120	2019/10/28	Western Copper	100	OW00061
BOY 24	Y51122	2019/10/28	Western Copper	100	OW00062
BOY 55–58	Y51153–Y51156	2019/10/28	Western Copper	100	OW00063-66
BOY 85	Y51183	2019/10/28	Western Copper	100	OW00067
DUN 2-3	Y59383–Y59384	2019/10/28	Western Copper	100	OW00068-69
W 38-40	YB26745-YB26747	2019/10/28	Western Copper	100	OW00072-74
W 44-48	YB26751-YB26755	2019/10/28	Western Copper	100	OW00075-79
W 49	YB26756	2025/03/09	Western Copper	100	OW00080

The above claim information has been verified with the Yukon Mining Recorder NMRS database, current to November 29, 2007, which states that the expiry dates listed are valid and that all the claims and leases are in good standing (www.yukonminingrecorder.ca). Archer, Cathro & Associates (1981) Limited, at the election of Western Copper retain a 3.0% NSR royalty to a maximum of $2.5 million. Annual advanced royalty payments of $100,000 are made whenever the average annual price of copper is above US$1.10/pound. To date $400,000 of the royalty has been paid.

In the Yukon, claims are good for one year and may be renewed yearly provided annual assessment work of $100 per claim is carried out or a payment of $100 per claim in lieu of work is made. A fee of $5 per claim per year of work recorded is also applicable to record the assessment work. Assessment work on a full-size fraction (greater than 25 acres) is the same as a claim but on a small-size fraction (less than 25 acres) only $50 per year assessment work is required. Quartz leases have a term of 20 years and may be renewed.

The property lies near LSC R-9A, First Nations Surveyed Lands, Class A Land Reserve, where both surface and mineral rights are reserved for First Nations, in this case the Little Salmon Carmacks First Nation.

In 1972, the leases on the property were surveyed as per one of the requirements of obtaining a lease. In 2007, the majority of the claims in the center part of the claim block, covering the No. 1, 4, 7, 7A, 12, 13, and 14 zones were legally surveyed. The far northern claims (WC claims), southern claims (VW, TT and X) and eastern claims (REM) have not been legally surveyed.

Figure 4.2 on the next page shows the location of the claims and leases.

For exploration (and development) in the Yukon, the Quartz Mining Act and Quartz Mining Land Use Regulations require that:

Western Copper Corporation	10	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

•	all areas disturbed must be left in a condition conducive to successful regeneration by native plant species

•	all areas disturbed must be re-sloped, contoured, or otherwise stabilized to prevent long-term soil erosion

•	structures must be removed and the site restored to a level of utility comparable to the previous level of utility.

Western Copper has had environmental baseline monitoring programs in place since 1992. An Initial Environmental Evaluation (IEE) was compiled in 1994 and since then four addendums to the IEE have been filed by Hallam, Knight Piésold Ltd. (HKP), Knight Piésold Ltd. and Kilborn to detail additional information on the environmental parameters of the project. Programs have consisted of, but are not limited to, the following:

•	overburden and waste characterization studies

•	recent work using waste sections of core in humidity cell tests have indicated that long term acid generating potential in the rock is negligible as was the release of metals

•	leach pad neutralization, initial difficulty in increasing pH above 4 has been overcome by using sodium carbonate instead of lime for treatment of the leached material.

In June 2005, Western Silver filed a Project Description with the Yukon Territorial Government (YTG) to initiate an environmental assessment under the Yukon Environmental Assessment (YEA) process and at the same time made application for both a Water License and a Quartz Mining License. As of the date of this report, the review process is nearing completion and a draft of the Comprehensive Study has been prepared by YTG. It is expected that the final Comprehensive Study Report will be completed in January 2008.

Federal legislation passed in November of 2005 required Western Copper to enter into a second, parallel, assessment process pursuant to the Yukon Environmental and Socio-economic Assessment Act (YESAA). A Project Proposal prepared in accordance with YESAA requirements was formally submitted in February 2006 and deemed adequate for public review in February 2007. The Yukon Environmental and Socio-economic Assessment Board utilize technical assessment work done under the YEA process to help it reach its conclusions, concentrating on the socioeconomic aspects of the Project. On December 17th 2007, YESAB released its draft Screening Report on the project for public comment. Western Copper expects that the final report will be issued around the end of February 2008.

Within one to two months of the final YEA Comprehensive Study Report and the YESAA Screening Report the Yukon Government will release a Decision Document on the project. This will enable the Energy Mines and Resources branch of the Yukon Government to issue a Quartz Mining License (QML). The license can

Western Copper Corporation	11	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

usually be issued within a few weeks of receipt of the Decision Document. A QML is required before construction may begin on the project.

Similarly, the Yukon Water Board must receive reports from both bodies before it can conduct significant work on the issue of the Type A licence. This licensing process is much lengthier than the QML process. Western Copper is targeting end of 2008 for the Water Licence. A Water Licence is required before any significant work is conducted that affects the collection or discharge of water and before hence before operation of the plant may commence.

Western Copper will need to place environmental reclamation bonding to cover future and current potential environmental liabilities that at this time would consist of re-contouring and re-vegetating the camp areas and any old exploration trenches that remain intact.

Western Copper Corporation	12	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 4.2 Claim Location Map

Nancy Lee Creek
Yukon River
Williams Creek
Merrice Creek
Freegold Road
Current access roads
Proposed mine access road
Scale 1:50000
WESTERN COPPER CORPORATION
CARMACKS COPPER PROJECT
Figure 4.2 - Claim Location Map
NTS: 115I07, 08
Mining District: Whitehorse
Datum: NAD83
Projection: UTM, zone 8
Date: November 23, 2007
Job: WRN-7516-YT
AURORA GEOSCIENCES LTD

Western Copper Corporation	13	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The project site is currently accessible by way of the Freegold Road that leads northwest of Carmacks for 34 km then by the Carmacks Copper access road for 13 km to the property. The property access road is narrow and rough with steep sections and requires 4 x 4 capabilities in inclement weather conditions. The Freegold Road is maintained by the territorial government and is currently open seasonally, generally from April through September. Carmacks, on the Yukon River, is 175 km by paved road north of Whitehorse, which is 180 km north of the year- round port at Skagway, Alaska. A new 13 km access road is proposed to be constructed as a part of the project development; brush clearing in preparation of this has occurred. Vegetation in wet areas, especially along the Williams Creek valley, consists of willows and alders. Drier areas are covered by spruce and pine trees. The property as a whole is below the tree line.

The climate in the Carmacks area is marked by warm summers and cold winters. Mean daily temperatures range from -30°C in January to 12°C in July. The location close to the Arctic Circle provides 22 hours of daylight in late June but similarly long nights in late December. Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 375 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual evaporation is approximately 404 mm to yield a net loss of 29 mm. Maximum evaporation occurs in July. The weather does not impede year round commercial operations in the Yukon, including outdoor activities in the winter, except in the harshest cold snaps when temperatures may plummet to -50°C. The Cyprus Anvil open pit lead/zinc mine at Faro and the Brewery Creek open pit/heap leach gold mine, not far from the project, both operated successfully for many years in this climate.

Winter conditions may be considered to extend over the period where daytime maximum temperatures average below zero, November to March. The extreme cold temperatures in the region make outside construction in the winter difficult. In general, the outdoor construction season will be from May to October.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block.

Western Copper Corporation	14	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Outcrop is uncommon because of the subdued topography and lack of glaciation. The major portion of the claim block lying north of Williams Creek is unglaciated above the 760 m elevation. The claim block area south of the Williams Creek valley and peripheral portions of the claim block, especially to the east, are covered by a veneer of ablation and lodgement boulder till with a sandy to silty matrix, generally less than 1 m thick.

Overburden is generally thin; a few centimetres (cm) of moss and organic material overlie 5 to 20 cm of white felsic volcanic ash (White River ash, approximately 1,250 years old). In unglaciated areas, the white ash is underlain by 10 cm of organics or peat and 15 to 50 cm of soil. Bedrock is extensively weathered, particularly the gneissic units. At the eastern end of Trench 91-6, bedrock is 7 m below surface, the deepest recorded in the unglaciated area. In the glaciated areas, the white ash is underlain by tills, generally 1 m thick, except along Williams Creek valley where till and colluvium to 55 m deep has been measured in the centre of the valley. Northeast of the deposit, in the North Williams Creek valley, overburden has been measured up to 100 m deep. Permafrost is present at varying depths on most north facing slopes and at depth in other areas. Facilities should be located to avoid frost-susceptible, poorly drained soils.

The project is approximately 200 km from Whitehorse, the capital of Yukon Territory. Whitehorse has a population of around 24,000, which is roughly 3/4 of the entire Yukon. Whitehorse is serviced by daily commercial flights from British Columbia and Alberta to the south and other northern communities and all-weather paved highways to the south and west to Alaska. Historically, mining has been the Yukon’s most important industry. In the past, the Yukon & White Pass Route (Y&WPR) railroad provided rail service from Whitehorse to port at Skagway, Alaska. In fact, concentrate from the Faro mine was transported in this way after being trucked from the mine but when Faro closed down so did the railroad, except for tourist excursions. When the Faro mine reopened, for a short period of time the railway was not available and the concentrate was trucked all the way to Skagway, for shipping over-seas.

Carmacks has little infrastructure but may provide a location for accommodation for the mine. There is no power grid near the property; however, the Yukon Energy Corporation (YEC) has commenced building an extension of the power grid from Carmacks to Stewart Crossing with a spur line to the Minto project, owned by Sherwood Copper. This power line would be located approximately 10 km east of the property along the Klondike Highway. Western Copper has initiated preliminary discussions with YEC with respect to a possible power purchase agreement.

There are no permanent facilities on the property as all previous work was performed from a tent camp. Some clearing of brush has been performed in the areas of the pit and leach pad locations. Areas sufficient for all leach pads, waste dumps, and other mine facilities have been located and designed in the feasibility study. Although it is planned to use a local well water source, make up water could also be brought from the Yukon River, which flows year round.

Western Copper Corporation	15	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

6.0	HISTORY

The first reported copper discovery in this region was made by Dr. G. M. Dawson in 1887 at Hoochekoo Bluff on the Yukon River, 12 km north of the property. In 1898, the first claims were staked to cover copper showings that were associated with copper bearing quartz veins located in Williams Creek and Merrice Creek Canyons, east of the present Carmacks Copper deposit.

In the late 1960s, exploration for porphyry copper deposits in the Dawson Range led to the discovery of the Casino porphyry copper deposit, 104 km to the northwest of the Carmacks Copper deposit. This discovery precipitated a staking rush that led to the staking of the Williams Creek property in 1970 by G. Wing and A. Arsenault of Whitehorse. The Dawson Range Joint Venture (Straus Exploration Inc., Great Plains Development of Canada Ltd., Trojan Consolidated Minerals Ltd., and Molybdenum Corporation of America) optioned the property and contracted Archer, Cathro and Associates to conduct reconnaissance prospecting and geochemical sampling. During this program, the present No. 1 and No. 2 Zones were discovered.

Extensive drilling campaigns were undertaken on the property in 1971 (5,583 m of diamond drilling in 25 holes) and 1972 (1,531 m of diamond drilling in 8 holes) along with other exploration activities such as trenching, access road construction, ground magnetic surveys, ground VLF-EM surveys, airborne geophysical surveying, geological mapping, soil and rock sampling. From 1972 to 1990, there was no significant work performed on the property.

The property was purchased by Western Copper Holdings and Thermal Exploration Ltd. in 1991. Later that year, they performed 3,464 m of diamond drilling in 36 holes and initiated a baseline environmental study. In 1992, they drilled 1,164 m in 11 diamond drill holes and 856 m in 11 reverse circulation holes. The companies also conducted additional metallurgical test work, baseline environmental testing, a biophysical assessment of the area, and contracted Knight Piésold Ltd. to conduct geotechnical studies on the deposit consisting of test pit excavation, overburden sampling, oriented diamond drill core logging and geologic mapping.

In 1994, Kilborn was contracted to perform a Feasibility Study. The study indicated that, based on the copper price at the time, the project was viable using open pit mining methods and solvent extraction-electrowinning.

In 1995, Western Copper Holdings and Thermal Exploration Ltd. merged to become Western Copper Holdings Ltd. The company contracted Knight Piésold Ltd. to initiate a preliminary mine design, and also initiated clearing and grubbing of a site access road and leach pad area. The company submitted a mine permit application later that year.

Western Copper Corporation	16	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

While the company was awaiting a mine permit, they contracted Kilborn to produce a basic engineering report, in 1997. The permit was not forthcoming and, due to changing market conditions, the company withdrew the permit application. The property sat dormant until the re-initiation of permitting in 2004.

In February 2003, Western Copper Holdings Ltd. changed their name to Western Silver Corporation as a result of a corporate redirection toward silver mining.

In late 2004, based in part on renewed optimism in the price of copper, Western Silver agreed with the Yukon Territorial Government to re-enter the permitting process and has been engaged since then in the environmental review process under the YEA process and more recently the newly enacted YESAA process.

In early 2006, Glamis Gold Ltd. purchased Western Silver Corporation and spun off a separate firm named Western Copper Corporation. Western Copper retained the rights to the Carmacks Copper Project.

The Carmacks deposit has been subject to some historical tonnage and grade estimations over the years as summarized in Error! Reference source not found.. The historic resources are presented here to show the progression of development of the resources over the years on the property.

Table 6.1 Historical Tonnage & Grade Estimates – Carmacks Copper Deposit

Year	Source	Tons	Cu ox. (%)	Cu (%)	Au (oz/t)	Comments
1991	MPH Consulting Ltd.(No. 1 Zone)	14,564,600	0.90	1.05	-	Conventional by section 76% proven, 13% probable
1991	MPH Consulting Ltd.(No. 1 Zone)	14,564,600	0.88	1.00	-	IDS block model 78% proven, 10% probable
1993	Western Copper Audited by Kilborn	12,984,240	0.911	1.195	0.016	Measured and indicated at cutoff of 0.8% total Cu
1993	Western Copper Audited by Kilborn	15,867,140	0.829	1.096	0.014	Measured and indicated at cutoff of 0.5% total copper
1993	Western Copper Audited by Kilborn	19,062,390	0.725	0.972	0.013	Measured and indicated at cutoff of 0.01% total Cu
1997	Western est. Audit by Kilborn/SNC	13,300,000	-	0.97	-	Cutoff grade 0.29%T Cu Mine use 4.6:1 strip ratio

The mineral resources, presented in Table 6.1, have not been classified in accordance with the CIM approved standards as required in NI 43-1 01. The estimates have been obtained from sources believed reliable and conform to disclosure standards in use at the time of their publication, but have not all been independently verified. The historical resource estimates are no longer relevant and should not be relied upon, as they are replaced by the estimate presented in Section 16.0 of this report.

Western Copper Corporation	17	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

7.0	GEOLOGICAL SETTING

The regional geology was described by Bostock in 1936 and more recently by Tempelman-Kluit in 1981 and 1985 (shown in Figure 7.1). The Carmacks region lies within the Intermontane Belt, which in the Carmacks map-area is divisible into the Yukon Cataclastic Terrane, Yukon Crystalline Terrane and Whitehorse Trough.

The Whitehorse Trough lies to the east of the Hoochekoo Fault, east of the Carmacks Copper Project. The Whitehorse Trough comprises Upper Triassic intermediate to basic volcanic capped by carbonate reefs (Povoas Formation) and Lower Jurassic greywacke, shale and conglomerate, derived from the underlying Upper Triassic granitic rocks (Laberge Group).

The Yukon Cataclastic Terrane includes hornblende-biotite-chlorite gneiss with interfoliated biotite granite gneiss, Permian Selwyn Gneiss and is intruded by Early Jurassic Aishihik Suite Granite Mountain Batholith. Weakly foliated, mesocratic, biotite-hornblende, Granite Mountain granodiorite contains screens or pendants of strongly foliated feldspar-biotite-hornblende-quartz gneisses that host the Carmacks Copper deposit.

Younger plutonic rocks intrude all three divisions of the Intermontane Belt and the contacts between them. Carmacks Group and Mount Nansen volcanic rocks overlie portions of all older rocks, suggesting that they should not be classified in the Yukon Crystalline Terrane, but are younger rocks that obscure relationships between the older terrane rocks. Tempelman-Kluit (1985) has included the Carmacks Group in the Yukon Crystalline Terrane.

Mesozoic strata of the Whitehorse Trough are only exposed in fault contact with the Yukon Crystalline Terrane and Yukon Cataclastic Terrane, but may rest depositionally on them or certain of their strata. The relationship between the Yukon Crystalline Terrane and Yukon Cataclastic Terrane is unknown.

The predominant northwest structural trend is represented by the major Hoochekoo, Tatchun and Teslin faults to the east of the Carmacks Copper Project and the Big Creek Fault to the west. East to northeast younger faulting is represented by the major Miller Fault to the south of the Carmacks Copper Project.

Western Copper Corporation	18	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 7.1 Regional Geology Map

7.1	PROPERTY GEOLOGY

The Carmacks Copper-Gold deposit lies within the Yukon Cataclastic Terrane. The deposit area is underlain by intrusive and meta-intrusive rocks of the Granite Mountain Intrusion. Compositions range from granodiorite to diorite. These rocks are equigranular to porphyritic, and massive to moderately foliated. The porphyritic phases contain phenocrysts of K-(potassium) feldspar, plagioclase and/or quartz. In some instances the K-feldspar phenocrysts range up to 3 cm long. Post mineralization granitic pegmatite and aplite dykes are widespread in the area.

Western Copper Corporation	19	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Hornblende is present in dioritic intrusive rocks and locally in the granodioritic phases. Quartz, K-feldspar, and plagioclase are present in all intrusive phases. Plagioclase is subhedral and very locally displays growth zoning.

The host rocks for copper and gold mineralization at the No. 1 Zone can be divided into three types:

•	biotite-rich gneiss and quartzofeldspathic gneiss

•	‘siliceous ore’

•	fine-grained ‘amphibolite’ and biotite schist.

In addition, 15 identified zones containing Cu mineralization are known on or in the immediate vicinity of the property.

Most of the geological information shown in Figure 7.2 comes from geophysics and drill core, as there is only limited outcrop on the property found along spines on the ridges and hill tops. Float, derived locally because the area was not glaciated by continental glaciation, can be seen in the old trenches on the property and along the cuts of the drill roads.

Petrographic examination indicates Granite Mountain granodiorites have a varied mineralogical content with areas of silica under-saturation and plagioclase oversaturation. These variations are probably the result of the assimilation of precursor rock to the gneiss units.

The general lack or very low quartz content and the high mafic content suggest a volcanic origin for the gneisses. Occasional drill intercepts of the “gneiss” in Zone No. 4 and in Zone No. 12 returned rock that resembled an arkosic sediment, possibly derived from a mafic volcanic or indicating the gneiss is from a mixed volcano-sedimentary environment. An andesitic to basaltic pyroclastic volcanic, probably tuffaceous, agglomeratic or breccia precursor rock with some sedimentary re-working is considered the most likely.

Post mineralization aplite and pegmatites are common. They range in thickness from a few centimetres up to three metres. Quartz veins are uncommon and average two to five centimetres in thickness. Thin mafic dykes that were feeders for Carmacks Group volcanic are also uncommon. The only copper mineralization in these dykes and veins is non-sulphide secondary copper in aplite and pegmatite.

All of the historically estimated resources are contained in the No. 1 Zone which extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth and is oxidized to approximately 230 metres in depth. Copper-gold mineralization at Carmacks is hosted by feldspathic-biotite-hornblende-quartz gneisses. These gneisses have been subdivided into nine categories based on coarseness and biotite-hornblende content. All of the gneisses are silica undersaturated and mafic rich.

Western Copper Corporation	20	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

The character of the No. 1 deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width, and down dip characteristics. The southern half splays into irregular intercalations and appears to terminate against sub-parallel faults down dip. At the north end the deposit pinches out. At the south end the No. 1 deposit appears to splay into the No. 7, 7A zones and was pulled apart, or fault offset into No. 4 Zone. The copper and gold mineralization in No. 7 and 7A are similar to No. 1, with the exception that in some locations the depth of oxidation is shallower.

The No. 4 Zone varies from biotite-hornblende gneiss, as seen in the No. 1 zone, in the northern part to a more granular, meta-volcano-sedimentary host rock in the south. The copper content is lower in the No. 4 zone and there is a shallower depth of oxidation. The shape of the zone changes to an irregular, wavy, shallowly dipping body, which forms a large “bowl” shape in the centre of the zone.

In the northern half of the No. 1 zone, copper grades are higher in the footwall relative to the hanging wall. Oxide copper grades increase with depth in both the footwall and hanging wall. There is no association of copper values with rock type, mafic mineral content, or grain size. Gold values are higher in the north half of the deposit. They average 0.022 ounces (oz) gold per ton (0.75 grams per tonne (g/t)) compared with 0.008 ounces gold per ton (0.27 g/t) in the south half. There is no apparent increase in values with depth and the highest grade gold values are not associated with the highest copper values; however, gold values in the northern half are higher in the footwall section. This lack of increase in gold values with depth suggests that the gold distribution reflects a primary distribution rather than a secondary distribution, such as oxide copper values. As with oxide copper, gold content does not correlate with rock type, mafic constituents, or grain size. The majority of the gold occurs in a higher-grade zone between section 1700 N and section 1200 N.

Western Copper Corporation	21	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 7.2 Property Geology Map

412000E
414000E
6914000N
6912000N
Zone 5
Zone 1
Zone 6
Zone 7
7A
Zone 4
EJgA
Williams Creek
Zone 8
2000 S Zone
Zone 14
Zone 13
uKC
Zone 12
4000 N Zone
Zone 2
Zone 3
Zone 9
MAP AREA
Zone 11
Zone 10
LEGEND
uKC
upper Cretaceous
Carmacks Group - intermediate to mafic volcanic flows
EJgA
Early Jurassic
Granite Mountain Batholith - granodiorite
Upper Triassic (?)
Povoas Group (?) - meta-volcanics and meta-sediments
uTrP
Upper Triassic
Povoas Group - mafic volcaniclastics and sediments
Scale 1:20000
250 0 250
(meters)
NAD83 / UTM zone 8N
WESTERN COPPER CORPORATION
CARMACKS COPPER PROJECT
Figure 7.2 - Property Geology Map
NTS: 115I07 Mining District: Whitehorse
Date: November 30, 2007
AURORA GEOSCIENCES LTD

Western Copper Corporation	22	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

8.0	DEPOSIT TYPES

The Carmacks Copper deposit is similar to the Minto deposit, located 50 km to the northwest (Sinclair, 1976; Pearson, 1977), except that the Minto deposit is flat lying and primarily a sulphide deposit. A number of theories for the genesis of the Carmacks deposit have been postulated over the years by different operators. Evidence from the 2006 and 2007 drilling campaigns suggests the deposit was formed by assimilation of older, copper-bearing volcano-sedimentary rocks into the Jurassic Granite Batholith. These “rafts” of mineralized rock would have been variably metamorphosed and, in places, completely assimilated into the granodiorite. The volcano-sedimentary rafts would tend to pull apart along bedding planes forming large tabular sheets as observed in the No. 1, 7, 7A, 8, 12, and 13 zones. Evidence suggests the sulphide mineralization has been re-mobilized out of the rafts into the surrounding granodiorite and in some locations the sulphur has been driven off leaving native copper in the granodiorite matrix. At a later time, when the upper parts of the batholith where eroded and the gneiss was exposed to the atmosphere and meteoric waters, the sulphide mineralization began to oxidize and precipitate as the oxide minerals.

The Minto deposit is owned by Sherwood Mining Corporation and began production in June of 2007. The Minto deposit has been interpreted as either a metamorphosed stratiform sedimentary copper deposit or a metamorphosed porphyry copper deposit.

Western Copper Corporation	23	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

9.0	MINERALIZATION

The majority of the copper found in oxide portion of the No. 1, No.4, No. 7 and No. 7A zones are in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurleite). Native copper occurs as dendritic secondary precipitates on fractures, occasionally up to 50 m from the deposits. Other secondary minerals include limonite, goethite, specular hematite and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite, and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite, and arsenopyrite occur rarely.

Alteration minerals that could be considered strictly related to the mineralizing event rather than weathering or dyke intrusion are not recognizable. Epidotization and potassium feldspathization are obviously related to a pegmatite dyke intrusion, which is a post-mineralization event. Clay (montmorillonite type) and sericite development are clearly weathering products. Silica introduction, usually as narrow veinlets, is not common and may be related to aplite dyking or metasomatism. Chloritization of mafics, biotitization of hornblende, rare garnets, carbonate, and possibly anhydrite all appear related to metasomatism and assimilation of precursor rocks to the gneissic units.

The upper 230 m of the No. 1 Zone is oxidized. Within the oxidized area, pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, form both irregular and coliform masses, and fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands. Non-copper sulphides are not common in the weathered zone and are usually intergrown or associated with each other when they do occur. They most commonly occur in hematite but also occur in copper sulphides and in the gangue minerals. Gypsum occurs as microveinlets. Carbonate occurs as pervasive matter, irregular patches or microveinlets, not commonly but on the order of 1% where present. Gold occurs as native grains, most commonly in cavities with limonite or in limonite adjacent to sulphides, but also in malachite, plagioclase, chlorite, and rarely in quartz grains. Gold is rarely greater than five microns in size.

Secondary copper mineralization does not appear to be preferential to a particular rock type. In the north half of the No. 1 Zone, copper mineralization forms high and low grade zones that are reasonably consistent, both along strike and down dip, and these zones transcend lithologic boundaries. Higher grades tend to form a footwall zone, while lower grades form a hanging wall zone.

Western Copper Corporation	24	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Primary mineralization, below the zone of oxidation comprises chalcopyrite, bornite, molybdenite, magnetite, pyrite, and pyrrhotite. Primary copper mineralization appears to be zoned from bornite on the north to chalcopyrite, and finally to pyrite and pyrrhotite on the south. Narrow veinlets of anhydride were found in the deepest drill hole.

Western Copper Corporation	25	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

10.0	EXPLORATION

A considerable amount of exploration and drilling has been carried out on the property leading up to and during the discovery and definition of the Carmacks Copper deposit. In addition to drilling, the main mode of exploration has been trenching. The main No. 1, 4, 7, and 7A zones have been trenched at 200-foot spacing and one or two trenches have been excavated on most of the other known anomalies (Figure 10.1).

Ground geophysics was carried out in 1991 over the No. 1 Zone area and continued north and south over a total 20,000-foot strike length. The survey was done at 200- foot line spacing for a total of 52.4 line miles. The VLF-EM and magnetometer survey identified numerous structures assumed to be faults as well as the main zone style mineralization.

In 1993, Sanders geophysics conducted an airborne magnetic, radiometric, and VLF- EM survey over an even larger grid. Two hundred and fifteen line kilometres were flown at 100-metre line spacing.

The Carmacks area in general was also covered by a regional fixed wing airborne geophysical survey conducted by Fugro Airborne Surveys for the Yukon government in 2001 (Shives et al, 2002).

In 2006, Western Copper conducted 7,100 m of diamond drilling in 34 holes, 1,200 m of rotary air blast drilling in 61 holes, and re-initiated environmental baseline studies. In 2007, the company continued the exploration and environmental sampling program and conducted geotechnical studies of the proposed heap leach pad, waste rock storage area, processing plant and camp location. The 2007 program consisted of 17,000 m of diamond drilling in 123 holes, 845 m of geotechnical drilling in 34 holes, 31.7 line kilometres of induced polarization surveys, and surveying of all drill hole locations including all the historic drill holes, geotechnical holes, and RAB drill holes.

The surveying was conducted by Lamerton and Associates of Whitehorse, Yukon and was performed by GPS. Glen Lamerton is a registered Canada Lands Surveyor. The survey involved setting up two base station receivers at Canada Lands Survey monuments for differential post processing and recording the location of each surveyed point with a rover unit that collected readings for a minimum of one hour. The instruments used were Trimble 4600 GPS’s for each of the base station and the rover units. The hole markers at a few of the historic holes were destroyed during later road building, trenching, or drill pad construction and these sites were located approximately. The accuracy of the post processed survey points is estimated at approximately 20 mm.

Western Copper Corporation	26	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 10.1 General Plan Map

Western Copper Corporation	27	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

11.0	DRILLING

Prior to 2006, a total of 80 diamond drill holes and 11 reverse circulation holes, amounting to approximately 12,900 m of drilling, were drilled in the exploration of the property. Five very short holes totalling 63 m were also drilled on the property. Drill holes are numbered by zone, so hole 101 would be the first hole drilled on the No. 1 Zone and hole 1302 would be the second hole in No. 13 Zone.

Core drilling of the No. 1 Zone utilized BQ size in 1971, NQ size in 1990, and HQ size in 1991 and 1992. Three NQ size holes drilled in 1990 had variable recoveries. Hole 118 recovered virtually 100% of the core, hole 119 averaged in the high 80% range, and the third hole, hole 120, averaged in the low 90% range. Core recovery for the HQ size holes averaged in the mid to high 90% range.

In 1992, an NQ size hole, number 158, was drilled using the triple (split) tube system. Except for rare instances where the core tube failed to latch, core recovery was 100%. Friable or broken sections were more completely recovered using larger diameter core (HQ) and the triple tube system.

Three reverse circulation down-hole hammer holes were drilled on the No. 1 Zone in 1992. They were drilled to twin diamond drill holes 119 (NQ), 125 (HQ) and 126 (HQ). The purpose of these holes was to determine if significant quantities of copper mineralization were lost through water circulation during diamond drilling and to determine if the expected higher recovery of friable or broken mineralized gneiss in large diameter holes would improve the grade.

The three reverse circulation holes (RC-4, RC-5, and RC-6) were drilled dry through the mineralized section so that no losses to washing could take place. Hole RC-4 twinned HQ-core hole 125 and was similar in grade and width, 39.62 m averaging 1.40% Cu versus 48.16 m averaging 1.36% Cu, respectively. Hole RC-5 twinned HQ-core hole 126 and improved the grade, 48.77 m averaging 1.07% Cu versus 44.50 m averaging 0.83% Cu, respectively. Hole RC-6 twinned NQ-core hole 119 and also improved the grade, 44.20 m averaging 1.11% Cu versus 49.68 m averaging 0.96% Cu, respectively. Hole 125 recoveries averaged in the mid-90% range while holes 126 and 119 both averaged in the high 80% range. The improved grades in RC-5 and RC-6 suggest that when core recoveries were below the mid- 90% range, grades are possibly understated by diamond drill results; however, a t-test comparison of reverse circulation holes versus diamond drill holes indicates there is no statistical difference in the results.

For the 2006 and 2007 drill programs, each hole started with HQ core (63.5 mm) and most holes reduced to NTW (56.0 mm) with the occasional hole having to reduce down to BTW (42.0 mm) at greater depths. In general, core recovery for the 2006 and 2007 programs was greater than 97%.

Western Copper Corporation	28	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

The object of the 2006 program was to examine the down-dip extension of the No. 1 Zone, with a goal to delineate the oxidation-reduction front at depth on the deposit; confirm historic drill results by twinning two of the previously drilled holes and explore along strike to search for lateral extensions of the No. 1 Zone, and to expand the knowledge of some of the other mineralized zones.

In addition, a RAB drilling program commenced in August 2006, which was designed to condemn areas of the property for future plant development.

The object of the 2007 program was:

•	to define the northern and southern limits of the No.1, 7, and 7A zones

•	to delineate the No. 4 Zone

•	to further test and define the No. 12 and 13 zones

•	exploration drilling at the newly discovered No. 14 Zone

•	condemnation drilling in the proposed waste rock storage, heap leach pad, and the processing plant areas.

Western Copper Corporation	29	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

12.0	SAMPLING METHOD AND APPROACH

Drill core in 1971 and 1990 was sampled in 10-foot (3.05 m) intervals. In 1991 and 1992, drill core was sampled by rock type for geological information but sampling was largely within 10-foot intervals to facilitate later statistical analysis of assay data.

Reverse circulation holes were sampled over five foot (1.52 m) intervals within the No. 1 Zone and at 10-foot intervals for 25 to 50 feet (7.62 m to 15.24 m) on either side of the mineralization. Duplicate 12.5% splits were collected with one sample for assay and one sample kept at the core storage area.

All trenches across the No. 1 Zone were channel sampled with 5 or 10 foot (1.52 m or 3.05 m) sample lengths. Trenches parallel to the zone were not sampled. In 1971, rock assays were performed by Whitehorse Assay Office in Whitehorse. Two batches of sample rejects were sent to ALS Chemex Labs Ltd. (Chemex) in North Vancouver, B.C. for check assays. The first batch results from Chemex were 5.9% higher than the originals but the second batch returned values 5.7% lower on average. In the 1990s programs, trench and drilling samples were sent to Chemex for analysis. All samples were dried and crushed to better than 60% minus 10 mesh. An appropriate size split then underwent Chrome-steel ring pulverization until >90% was minus 150 mesh size.

Total copper was assayed by HCIO4 – HNO3 digestion followed by Atomic Absorption Spectrometry (AAS) with a 0.01% detection limit. Non-sulphide copper was assayed by dilute H2SO4 digestion followed by AAS with a 0.01% detection limit. Gold was assayed by 1/2 assay ton fire assay followed by AAS with a 0.002 oz/ton (0.0686 g/t) detection limit and an upper limit of 20 oz/ton (685.71 g/t). Silver was assayed by aqua regia digestion followed by AAS with a 0.01 oz/ton (0.34 g/t) detection limit and an upper limit of 20 oz/ton (685.71 g/t).

All 1990 to 1992 drill samples were assayed for total copper, non-sulphide copper, gold, and silver. Most trench samples were assayed for the same elements but a few peripheral trench samples were not assayed for non-sulphide copper, gold, or silver. In 1971, any drill sample without obvious copper oxides or carbonates was not assayed for non-sulphide copper and deeper intercepts were generally not assayed for gold or silver.

For the 2006 and 2007 programs, all drill core sample intervals were marked at 1.0 m intervals by a qualified geologist. All samples were cut using a diamond core saw to obtain the best possible representative sample. Samples were packaged and shipped using industry standard secure packaging and were sent to Chemex for processing.

Western Copper Corporation	30	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Samples were processed by crushing to >70% <2 mm and pulverizing a 250-g split to >85% -75 mm according to Chemex’s Prep 31 procedure. The samples were then analyzed for 27 elements by “Near Total” digestion and Inductively Couple Plasma Emission Spectroscopy (ICP-ES) by Chemex’s ME-ICP61 or ME-ICP61a procedures.

As well, each sample was analyzed for:

•	gold by fire assay and AAS on a 30-g sample by procedure Au-AA23

•	total copper content by four-acid (HF-NNO3-HClO4-HCl) digestion and Atomic Absorption according to procedure Cu-AA62

•	non-sulphide copper by sulphuric acid leach and AAS according to procedure Cu-AA05.

Duplicate samples were collected regularly, nominally every 20th sample, and were given unique sample numbers. For the first portion of the program, the duplicates were sent along with the original samples to Chemex for processing and were processed as described above. For the latter portion of the program the duplicates were sent to Acme Analytical Laboratories (ACME) in Vancouver for analysis. The samples sent to Acme were processed by crushing to >70% <-10 mesh and pulverizing a 250 g split to >95% -150 mesh according to the Acme R1 50 procedure. The samples were then analyzed for 43 elements by “Four Acid” digestion and Inductively Couple Plasma Mass Spectroscopy (ICP-MS) by Acme’s 1T-MS procedure. As well, all samples were analyzed for gold by fire assay and ICP-ES on a 30 gm sample by procedure 3B ICP-ES. Total copper content was determined by four-acid (HF-NNO3-HClO4-HCl) digestion and ICP-ES according to procedure 7TD and, for non-sulphide copper, by sulphuric acid leach and AAS according to procedure 8.

For the 2007 program, a set of three standards were included with each sample shipment to Chemex and ACME. These standards were collected from the property and represented “high-grade” oxide mineralized material (AGL-1), “low-grade” oxide mineralized material (AGL-2) and a blank which was comprised of unmineralized granodiorite (AGL-3). The standard samples were collected in the 2006 exploration season and prepared by CDN Resource Laboratories in Vancouver with assay certification by Smee and Associates of Vancouver, BC. The processed standards were received in February of 2007, hence were not available in time to be included in the 2006 sample shipments.

12.1	SECURITY OF SAMPLES

Standard sample handling practices of the era were used on the property in pre-2006 work. No special security precautions were noted in the sampling, shipping, and analysis of the mineralization from the deposit. No irregularities were found in the historical data, and some check assays were performed.

Western Copper Corporation	31	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

The 2006 and 2007 sampling and shipping procedure was handled in a secure manner. The sampling procedure was set-up by Scott Casselman, P.Geo., and all shipments were supervised by a representative of Aurora to the point that they were delivered to the trucking company in Whitehorse for trucking to Chemex or Acme in Vancouver. There has been no indication by Chemex that any of the shipments have been tampered with.

Western Copper Corporation	32	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

13.0	DATA VERIFICATION

Wardrop carried out a test of digital assay data integrity by verifying 69% of the database records against the original electronic assay certificates. It should be noted that original assay sheets were missing for 24 of the drill holes; therefore, comparisons could not be made to the original assay certificates.

Of the 53 drill holes verified, a total of 8 data entry errors were found as a result of the check. All of the discrepancies found were negligible based on their low-grade values. All errors were corrected in the digital database. Collar coordinates were checked against the database entries. No discrepancies were observed. Wardrop concluded that the assay and survey database is sufficiently free of error to be adequate for resource estimation of the Carmacks deposit.

In August 2006, two historical diamond drill holes were twinned to verify the validity of the historical assay results using current diamond drilling, sample handling, and assaying practices.

The twin holes, WC_003 and WC_004, were drilled to test historical holes 91-140 and 91-141 respectively, drilled in 1991. The locations and orientations of the holes are listed in Table 13.1 below:

Table 13.1 Coordinates of Twin Drill Holes

Hole	NAD83UTME	NAD83UTMN	Az_True	Dip
1-40-91	411878	6913907	248.5	-50
WC-003	411875	6913902	245	-50
1-41-91	411902	6913855	248.5	-50
WC-004	411905	6913857	245	-50

A comparison between the historical and current assay results can be found in Table 13.2 below. The hanging wall and footwall contacts were well defined in all four drillholes. The lengths of the intercepts listed in the table are from the hanging wall contact to the footwall. There were well-mineralized intersections below the footwall contact in all four holes, but these were not used in the comparison below.

Western Copper Corporation	33	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Table 13.2 Comparison of Check Drilling and Historical Drilling

	1-40-91		WC-003		Difference (%) (new-old)	1-41-91		WC-004		Difference (%) (old-new)
	Total Cu	OX Cu	Total Cu	OX Cu		Total Cu	OX Cu	Total Cu	OX Cu
Length	39.6m	39.6m	39m	39m	-1.54%	48.8	48.8m	48m	48m	-1.67%
Average	1.24	0.84	1.67	0.97	+15.77% (OX Cu)	1.23	0.98	1.13	0.99	+1% (OX Cu)
SD (%)	0.7	0.5	0.87	0.44		1.45	1.05	0.94	0.87
Var (%)	0.59	0.41	0.7	0.34		0.91	0.66	0.65	0.59

The historical grade and geological interpretations are repeatable using modern drilling, core handling and sampling methods, and assay procedures. The differences in section widths are a function of the fact that the historical drill results were sampled on a 10-foot interval while the 2006 drilling was sampled on a 3-metre interval. The small discrepancy between total copper values in hole 91-141 and WC_004 are caused by a short intersection of anomalously high grade copper (6.5%) over a length of 9 feet (2.74 m) in 91-141 that was not present in hole WC_004.

A number of check samples were also collected from selected portions of 1991 drill core stored on the property. The samples were selected by Aurora personnel and were collected by quartering remaining split core with a rock saw. The samples were collected at one-metre intervals falling within 1991sample intervals for comparison purposes. The sample handling, shipping, and preparation control procedures followed were the same as those employed for the 2006 diamond drill program.

Table 13.3 Comparison of Check Drilling to Historical Drill Intersections

Hole No.	1991 Sample Intervals						2006 One Metre Re-Assays
	From (m)	To (m)	Length (m)	Oxide Cu pct	Total Cu pct	Au ppm	From (m)	To (m)	Length (m)	Oxide Cu pct	Total Cu pct	Au ppm
1-22-91	38.40	42.06	3.66	0.77	1.60	1.10	39.92	40.84	0.92	0.51	1.32	0.748
1-27-91	34.75	37.80	3.05	2.95	3.11	0.34	36.88	37.79	0.91	2.43	2.80	0.289
1-28-91	23.77	26.82	3.05	1.61	1.72	0.41	24.68	25.60	0.92	3.00	3.34	1.925
1-32-91	50.90	53.95	3.05	1.81	2.02	0.07	51.81	52.70	0.89	2.93	3.25	0.250
1-35-91	77.42	80.47	3.05	1.82	1.96	0.27	77.41	78.33	0.92	3.14	3.54	0.296
1-38-91	117.81	119.18	1.37	1.12	1.20	0.55	118.56	119.48	0.92	0.93	1.04	0.399
1-50-91	64.53	67.00	2.47	0.90	1.00	0.07	64.31	65.22	0.91	0.90	1.14	0.454
1-56-91	54.86	57.91	3.05	1.86	1.90	0.45	54.86	55.77	0.91	1.28	1.39	0.944
1-57-91	79.25	81.69	2.44	1.20	1.33	3.63	78.94	79.85	0.91	0.81	1.03	0.181
1-58-91	88.39	91.44	3.05	0.18	0.19	0.00	88.39	89.30	0.91	0.37	0.42	0.013
Average				1.42	1.60	0.689				1.63	1.93	0.550

It was not possible to sample exactly the same intervals of drill core as were sampled in 1991; nonetheless, the results are consistent with the previous sampling. On

Western Copper Corporation	34	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

average, the new assay values are close to, and in most cases are higher than, the historic values. In fact, the average values of the re-assays are substantially higher than the historic assay results.

In addition, Wardrop carried out a site visit between May 15 and 16, 2007. The purpose of the visit was to examine the property access, surface geology, take representative samples of the mineralization, and locate drill hole collars with GPS. A total of sixteen drill hole collars were located and all the locations agreed well with the data entered in the geology database used for resource estimation.

Wardrop collected three representative samples from surface trenches. The samples contain visible copper oxide mineralization and appeared representative of the oxide mineralization of Zone 1 oxide at Carmacks. Results of the samples collected are shown in Table 13.4.

Table 13.4 Assay Results of Representative Sample of No. 1 Zone

Sample No	Description	Total Cu %
C048024	Trench 1 grab sample	2.09
C048025	Trench 1 grab sample	1.08
C048026	Trench 1 grab sample	2.16

Wardrop check samples were assayed by ICP at ALS Chemex in North Vancouver. The purpose of the sample was to demonstrate that copper mineralization was present on the property in the range of values that had been previously reported by past exploration programs.

The sample standards submitted with each batch of samples to each of the analytical labs for the 2007 program returned results that are considered consistent. The greatest variability occurred with the gold and copper values in the high grade standard, which can be expected due to the potential for the nugget effect from such a high grade sample. These results are considered acceptable. The following table lists the statistical results from the standards analyses from both Chemex and Acme:

Table 13.5 2007 Standard Samples Analytical Statistics

	AGL-1 (High Grade Cu)			AGL-2 (Moderate Grade Cu)			AGL-3 (Blank)
	Au (ppm)	Non Sul. Cu (%)	Total Cu (%)	Au (ppm)	Non Sul. Cu (%)	Total Cu (%)	Au (ppm)	Non Sul. Cu (%)	Total Cu (%)
Certification Value	0.60	1.616	1.713	0.45	0.885	0.913	0.05	0.04	0.05
Maximum	0.713	1.711	1.96	0.495	0.935	0.98	0.021	0.025	0.02
Minimum	0.531	1.430	1.64	0.391	0.754	0.82	0.004	0.006	0.01
Standard Deviation	0.041	0.061	0.06	0.020	0.039	0.03	0.003	0.003	0.00

Western Copper Corporation	35	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

The duplicate samples submitted in 2007 returned generally acceptable values. The following six figures show the comparison between original samples and duplicate samples, submitted to Chemex and between original samples submitted to Chemex and duplicate samples submitted to Acme for gold, non sulphide copper, and total copper analyses:

Figure 13.1 ALS Chemex Original vs. Duplicate Sample – Gold Analysis

Western Copper Corporation	36	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 13.2 ALS Chemex vs. Acme Duplicate – Gold Analysis

Figure 13.3 ALS Chemex Original vs. Duplicate Sample – Non-Sulphide Copper

Western Copper Corporation	37	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 13.4 ALS Chemex vs. Acme Duplicate – Non-Sulphide Copper Analysis

Figure 13.5 ALS Chemex Original vs. Duplicate Sample – Total Copper Analysis

Western Copper Corporation	38	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 13.6 ALS Chemex vs. Acme Duplicate – Total Copper Analysis

The greatest variability is seen in the gold analyses, which can be expected due to the coasre free-gold that has been observed from petrographic work on the core and due to the nugget effect of gold. The copper analyses show acceptable correlation.

Western Copper Corporation	39	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

14.0	ADJACENT PROPERTIES

In 2005, prospector Sean Ryan of Dawson, Yukon staked claims on the eastern, southern and western boundaries of the Carmacks Copper Property. Later that year, these claims were optioned to BC Gold Corp. of Vancouver, BC. In 2007, BC Gold Corp. staked additional claims and conducted an exploration program consisting of airborne geophysical surveying, mobile metal ion soil geochemical sampling (MMI sampling), prospecting, geological mapping, and 1,360 m of diamond drilling in 7 holes. As of December 3, 2007, BC Gold Corp. had reported results from 2 of the 7 holes drilled. These results included 4.69 m grading 0.46% copper in hole ICE07- 02 and 5.47 m grading 0.39% copper in hole ICD07-04.

Western Copper Corporation	40	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

15.0	MINERAL PROCESSING AND METALLURGICAL TESTING

A series of metallurgical tests have been carried out on the Carmacks property beginning in 1971 and continuing, intermittently, to the present. The testing programs focused mainly on the recovery of acid soluble copper mineralization in the oxide cap of the No. 1 Zone as summarized in Table 15.1.

Table 15.1 Summary of Historical Metallurgical Testing on the No. 1 Zone

Test Date	Company	Test By	Ore Classification, Sample or Composite Description	Test Type
9/1971	Treadwell Corp.	Goodwin, J	Unknown	B. Roll
10/1989	Coastech Research	Lawrence, R	Unknown	Reactor & column
6/1990	BD&A	Unkown	Ore Composite	B. Roll
5/1992	BD&A	Beattie, M	Drill Core Composite	B. Roll
6/1992	Lakefield	Webster, S.	Drill Core Composite	B. Roll
4/1994	Brown & Root, Inc.	Schlitt, W.J.	Ore Composite	Crib
5/1994	Beattie Consulting, PRA	Beattie, M	Unknown	Column
2/1/1996	Beattie Consulting, PRA	Beattie, M	Drill Core Composite	Column
2/1/2001	Beattie Consulting, PRA	Beattie, M	Ore Composite	Column
4/20/2005	Westcoast Biotech	Bruynesteyn, A.	Ore Composite	Column
3/1/2006	Westcoast Biotech	Bruynesteyn, A.	Ore Composite	Column

Tests carried out by Beattie Consulting PRA (Beattie) between 1996 and 2001 closely mimic the conditions being considered commercially. These use samples crushed to -20 mm and agglomerated; columns were greater than 5 m in height, and the columns were irrigated with solution at a pH of 1-1.5 for 160-190 days.

Copper extraction for all of these tests exceeded 80%, and columns that were leached for longer periods of time reached 85% or greater. As well, 80% recovery with 85% recovery after an extended leach time was observed in several other tests. The 1990 composite columns both achieved greater than 85% copper extraction. Bottle rolls on assay rejects performed by Beattie in 1992 all achieved greater than 85% extraction except for the lower grade (<0.5% copper).

Following the Westcoast work, metallurgical testing for process development and reclamation planning has continued to the present. The best indication of copper recovery for the resource comes from sequential leaching tests conducted at PRA Labs in 2007. The sequential leaching test work was designed to examine variability of recovery throughout the ore body. The results of this test work were reduced to the following equations:

Western Copper Corporation	41	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

If Cu(oxide)/Cu(total) > 0.79, Leachable Copper = 85%

If Cu(oxide)/Cu(total) < 0.79, Leachable Copper = 95% x Cu(oxide)/Cu(total) + 10%

The acid consumption rates calculated during the sequential leaching tests indicated average acid consumption of 25 kilograms per tonne (kg/t). These tests were performed on pulverized samples; the actual acid consumption from this material at the planned coarser crush size would be expected to be lower.

The test results indicate that acid consumption during leaching of the Carmacks Copper ore increases with the level of acid addition and with a decrease in particle size for the various ore types. Excess acid provided is readily consumed by the constituents of the rock.

Western Copper Corporation	42	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

16.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resources at the Carmacks Project were estimated by Wardrop for Zones No. 1, No. 4, and No. 7 with the use of 3D geological modelling software, GEMS Version 6.1.2, provided by Gemcom. Resources were estimated by Mr. Michael Waldegger then verified and validated by Dr. Gilles Arseneau (P.Geo.), Manager of Geology at Wardrop. Scott Casselman (P.Geo.), Project Geologist from Aurora, provided the geological interpretation and database.

16.1	EXPLORATORY DATA ANALYSIS

Wardrop received files with surveyed drill hole collar locations for all drill holes, down hole survey data, assay data, and specific gravity data. A cross-sectional geological interpretation of the zones on north east sections spaced 100 feet apart was received. Each dataset was formatted and imported into GEMS.

16.2	ASSAYS

Wardrop determined that there are no appreciable differences between the historical (pre-2006) and the recent (2006-2007) drill hole assay populations. The two sample populations were separated and analyzed to determine any statistical variances (Table 16.1). The two populations were ranked separately and the 5th , 10th , 20th , 30th , 40th , 50th , 60th , 70th , 80th , 90th , and 95th percentiles were plotted against each other in a scatter plot referred to as a Quantile-Quantile (QQ) plot (Figure 16.1). The points lie very close to the one to one line indicating no bias present.

Western Copper Corporation	43	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Table 16.1 Descriptive Statistics of Assay Data in Zone No. 1 Oxide – Historical Drilling

Historical Assays	LENGTH	CU	CUX	AU	AG
Valid cases	673	673	673	673	673
Mean	2.266	1.16	0.98	0.557	5.009
Std. error of mean	0.035	0.04	0.03	0.042	0.247
Variance	0.840	0.92	0.70	1.203	41.208
Std. Deviation	0.916	0.96	0.83	1.097	6.419
Skew	-0.41	1.98	1.88	9.62	3.14
Kurtosis	-1.10	6.05	4.88	130.16	14.15
Minimum	0.18	0	0	0	0
25th percentile	1.52	0.47	0.40	0.137	1.029
Median	2.56	0.93	0.77	0.274	3.086
75th percentile	3.05	1.55	1.28	0.651	5.829
Maximum	4.27	7.07	5.70	17.143	59.200

Table 16.2 Descriptive Statistics of Assay Data in Zone No. 1 Oxide – Recent Drilling

Recent Assays	LENGTH	CU	CUX	AU	AG
Valid cases	1357	1357	1357	1357	1357
Mean	0.996	1.23	0.96	0.603	6.358
Std. error of mean	0.002	0.03	0.02	0.025	0.222
Variance	0.007	1.22	0.72	0.847	66.942
Std. Deviation	0.085	1.11	0.85	0.920	8.182
Skew	1.81	2.98	2.74	3.73	2.86
Kurtosis	76.25	14.37	12.16	20.11	10.32
Minimum	0.32	0.005	0.0005	0.0025	0.25
25th percentile	1.00	0.55	0.42	0.131	1.600
Median	1.00	0.93	0.73	0.283	3.500
75th percentile	1.00	1.59	1.25	0.662	7.400
Maximum	2.00	10.95	7.82	10.000	60.000

Western Copper Corporation	44	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 16.1 QQ Plot Of Historical 3 m Sample Grades vs. Recent 1 m Sample Grades for Zone No. 1 Oxide

16.3	CAPPING

Grade capping was considered and evaluated by examining the cumulative frequency distribution and histograms for copper oxide and total copper. Wardrop decided not to apply grade capping to the assay data because the assay data were observed to be log normal distributed and did not appear to reflect multiple populations or contain significant high-grade outliers.

16.4	COMPOSITES

Assays were composited to a fixed length of five metres, within the wireframes representing the mineralized zones (Section 16.6). Composites were generated starting from the toe of the drill hole upwards and incorporated all assay data. Composite lengths were interrupted at geological contacts. A total of 920 composites for all zones modelled, were generated within the wireframes representing the mineralized zones (Table 16.3). A total of 134 composites were less than 5 m in length. Composites that were less than 2.5 m in length were incorporated in to their neighbouring composites creating 62 composites between

Western Copper Corporation	45	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

5 m and 7.5 m in length. A total of 72 composites greater than 2.5 m and less than 5 m were used as is. One composite less than 2.5 m was used as it is in an area of very thin mineralization. A total of 3094 composites were generated within the surrounding country rock in the same manner as described above. These composites were used to estimate a grade of mineralized material immediately outside of the wireframes (‘seepage zones’ of mineralized gneiss and granodiorite) (Table 16.5) .

Table 16.3 Descriptive Statistics of Composites Generated within No. 1 Oxide Zone

	LENGTH	CU	CUX	AU	AG
Valid cases	584	584	584	584	584
Mean	4.957	1.17	0.95	0.559	5.494
Std. error of mean	0.020	0.03	0.03	0.028	0.237
Variance	0.231	0.62	0.43	0.466	32.844
Std. Deviation	0.481	0.79	0.66	0.683	5.731
Skew	-1.09	1.54	1.60	2.90	2.17
Kurtosis	12.90	3.83	4.37	12.22	5.36
Minimum	2.51	0	0	0	0
25th percentile	5.00	0.59	0.48	0.168	1.961
Median	5.00	0.98	0.80	0.304	3.570
75th percentile	5.00	1.58	1.27	0.684	6.344
Maximum	7.21	5.51	4.73	5.701	36.991

Table 16.4 Descriptive Statistics of Composites Generated within All Mineralized Zones

	LENGTH	CU	CUX	AU	AG
Valid cases	920	920	920	920	920
Mean	4.984	1.00	0.71	0.441	4.506
Std. error of mean	0.019	0.02	0.02	0.019	0.164
Variance	0.320	0.51	0.43	0.338	24.643
Std. Deviation	0.566	0.72	0.66	0.582	4.964
Skew	-0.59	1.72	1.53	3.49	2.61
Kurtosis	10.14	4.96	3.98	18.02	8.46
Minimum	1.00	0	0	0	0
25th percentile	5.00	0.50	0.20	0.137	1.681
Median	5.00	0.83	0.57	0.249	3.008
75th percentile	5.00	1.34	1.04	0.474	5.338
Maximum	7.38	5.51	4.73	5.701	36.991

Western Copper Corporation	46	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Table 16.5 Descriptive Statistics of Composites Generated within the Granodiorite

	LENGTH	CU	CUX	AU	AG
Valid cases	3094	3094	3094	3094	3094
Mean	4.984	0.01	0.01	0.003	0.085
Std. error of mean	0.008	0.00	0.00	0.000	0.007
Variance	0.176	0.00	0.00	0.000	0.169
Std. Deviation	0.419	0.06	0.03	0.018	0.411
Skew	-1.23	15.63	7.50	10.82	13.94
Kurtosis	24.00	433.66	69.60	165.78	286.80
Minimum	1.21	0	0	0	0
25th percentile	5.00	0.00	0.00	0.000	0.000
Median	5.00	0.00	0.00	0.000	0.000
75th percentile	5.00	0.00	0.00	0.000	0.000
Maximum	7.62	2.11	0.49	0.426	10.910

16.5	BULK DENSITY

In 1991, specific gravities were estimated by Chemex on 21 drill core samples. Granodiorite comprised five samples, pegmatite two samples, and gneiss 14 samples.

The specific gravity of granodiorite samples surrounding the mineralization ranged between 2.69 to 2.71 for an average of 2.70. The specific gravity of gneissic material hosting the mineralization ranged from 2.59 to 2.97 although only one sample was greater than 2.73.

In 2006 and 2007, specific gravity was measured by Aurora in the field on 1,358 drill core samples. An average specific gravity of 2.64 was determined for samples collected within the Zone No. 1 Oxide zone, and 2.75 within the Zone No. 1 Sulphide zone (Table 16.6 and Figure 16.2).

Table 16.6 Descriptive Statistics of Specific Gravity Data

	Zone No. 1 Oxide	Zone No. 4 Oxide	Zone No. 7 Oxide	Zone No. 1 Sulphide	Granodiorite
Valid cases	132	50	22	59	1095
Mean	2.643	2.646	2.663	2.749	2.661
Std. error of mean	0.009	0.010	0.016	0.014	0.003
Variance	0.010	0.005	0.005	0.012	0.008
Std. Deviation	0.100	0.068	0.074	0.110	0.088
Skew	-0.44	-0.05	0.58	-1.08	-1.38
Kurtosis	2.99	0.20	-0.37	2.28	16.27
Minimum	2.24	2.48	2.55	2.37	1.80
25th percentile	2.60	2.60	2.60	2.69	2.62
Median	2.64	2.65	2.66	2.76	2.66
75th percentile	2.70	2.70	2.70	2.82	2.70
Maximum	2.93	2.83	2.82	2.95	3.08

Western Copper Corporation	47	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 16.2 Box and Whisker Plot of Specific Gravity by Zone

16.6	GEOLOGICAL INTERPRETATION

Three mineralized zones (Zone No. 1, No. 4, and No. 7) were interpreted on the basis of total copper grade and geological cross-sections prepared by Aurora. Polylines representing a 0.2% total copper cutoff were generated on northeast sections spaced at 100 foot intervals. The polylines honoured the drill hole intersections in 3D. Wireframes were created from the lines and then clipped against the overburden-bedrock surface.

A surface representing the boundary between the upper oxide and lower sulphide mineralization was interpolated based on drill hole intersections. The transition between oxide and sulphide mineralization occurs over several metres. The actual transition was positioned along each drill hole where the proportion of oxide copper to total copper dropped below 20%. A 3D surface was then generated by connecting all drill hole points to form the oxide-sulphide interface (Figure 16.3).

The No. 1 Zone wireframe was then clipped above and below the oxide boundary to create final oxide and sulphide wireframes. Zones No. 4 and No. 7 were interpreted to be all oxide mineralization (Figure 16.4).

Western Copper Corporation	48	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 16.3	Cross Section (1100 N) – Oxide Copper to Total Copper Proportion in Drill Hole Assays and the Interpreted Oxide-Sulphide Surface.

WC025
411900.0 E
6915750.0 N
412000.0 E
6915800.0 N
412100.0 E
6915850.0 N
800.0Y
700.0Y
600.0Y
500.0Y
0.0X
100.0X
200.0X
Zone1 Oxide
Oxide – Sulphide Surface
Zone1 Sulphide
Oxide to Sulphide Cu Ratio
0.2 0.4
0.4 0.6
0.6 0.8
0.8 1.0

Western Copper Corporation	49	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 16.4 Mineralized Zones Clipped to Overburden Viewed from the Southwest

16.7	RESOURCE BLOCK MODEL

A block model was created with parameters presented in Table 16.7.

Table 16.7 Block Model Parameters, Origin in UTM NAD83 Coordinates

	Model Origin	No of Blocks	Block Size
Easting	412050	70 columns	5 m
Northing	6913130	195 rows	5 m
Elevation	900	110 levels	5 m

The block model was rotated 24.2 degrees anti-clockwise around the origin, aligning it parallel to the strike of the deposit and the property exploration grid.

The block model project contains three separate folders; each folder essentially contains a separate block model. The Standard folder contains the block model grades for the mineralized zones, the Dilution folder contains the block model grades for all non-mineralized rock (i.e. waste or dilution), and the Waste folder is a system default folder that remains empty.

Western Copper Corporation	50	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

16.8	ROCK TYPE MODEL

The rock type model in the standard folder was coded as described below, using the modelled wireframes, and as outlined in Table 16.8.

The rock type model was first coded with waste, rock code (99), in the following sequence:

1.	All blocks in the model were initialized to air, rock code (0).

2.	All blocks below the topography surface were then initialized to overburden, rock code (9).

3.	All blocks below the overburden-bedrock surface were then initialized to waste.

The rock type model in the Standard folder was then updated from the wireframes representing the mineralized zone. An accuracy level of nine needles per block oriented horizontally along rows was uses to update the rock type model. Any block that was more than 0.001% by volume within the wireframe was re-code as being part of the mineralized zone according to the wireframe rock code.

Table 16.8 Block Model Rock Codes

Rock Type	Block Model Code
Air	0
Overburden	9
Waste	99
Zone 1 Oxide	101
Zone 4 Oxide	104
Zone 7 Oxide	107
Zone 7 Sulphide	207

16.9	PERCENT MODEL

A percent model was generated in the standard folder and updated from the wireframes. The Percent Model represents the volume or the mineralized zones (oxide and sulphide combined) contained within any given block. An accuracy level of nine needles per block oriented horizontally along rows was used to generate the Percent Model.

The percent model can be used to weight the volume of each block during resource reporting in order to estimate an accurate tonnage from the model.

Western Copper Corporation	51	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

16.10	DENSITY MODEL

Density was interpolated into blocks in two passes using isotropic inverse distance weighted to the second power. Interpolation occurred in two passes with sample support summarized in Table 16.12 and search ellipses as summarized below in Table 16.9.

Table 16.9 Interpolation Parameters for Density

Pass	Axes Rotation	Ranges (m)	Occurrence per Hole	Minimum Samples	Maximum Samples
1	Z=0 X=70 Z=0	X=50 Y=50 Z=50	Not limited	3	8
2	Z=0 X=70 Z=0	X=20 Y=20 Z=20	Not limited	1	8

After the estimation process, any mineralized blocks that had a specific gravity value less than 2.5 were re-initialized to an average value based on their rock type as summarized in Table 16.10.

Table 16.10 Density by Rock Type

Rock Type	Density
Zone 1 Oxide	2.64
Zone 4 Oxide	2.64
Zone 7 Oxide	2.64
Zone 1 Sulphide	2.75

16.11	GRADE MODEL

Geostatisticians use a variety of tools to describe the pattern of spatial continuity, or strength of the spatial similarity of a variable with separation distance and direction. The correlogram measures the correlation between data values as a function of their separation distance and direction. The distance at which the correlogram reaches the maximum variance is called the "range of correlation" or simply the range. The range of the correlogram corresponds roughly to the more qualitative notion of the "range of influence" of a sample; it is the distance over which sample values show some persistence or covariance

Using Sage 2001 software, variography was completed for Zone No. 1 at Carmacks. Directional sample correlograms were calculated along horizontal azimuths of 0, 30, 60, 90, 120, 150, 180, 210, 240, 270, 300, and 330 degrees. For each azimuth, sample correlograms were also calculated at dips of 30 and 60 degrees in addition to

Western Copper Corporation	52	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

horizontally. Lastly, a correlogram was calculated in the vertical direction. Using the 24 correlograms, an algorithm determined the best-fit model. This model is described by the nugget (C0), two nested structure variance contributions (C1, C2), ranges for the variance contributions and the model type (spherical or exponential). After fitting the variance parameters, the algorithm then fits an ellipsoid to the 48 ranges from the directional models for each structure. The final models of anisotropy are given by the lengths and orientations of the axes of the ellipsoids.

Results of the variography on the entire sample population of Total Cu composites were mixed because the sample density was too low for Zone No. 1 Sulphide so variography was completed using only Zone No. 1 Oxide composites. Correlograms were calculated for Total Cu grades in Zone No. 1 Oxide, and modelled with a nugget and two nested exponential structures. The results are summarized in Table 16.11.

Rotation angles were set to correspond to the software’s rotational convention, which follows the right hand rule with rotation about Z-axis being positive when X moves towards the Y-axis; rotation about the Y-axis is positive when Z moves towards the X-axis.

Grade models were interpolated for total copper, oxide copper, gold, and silver grades as described below. Sulphide copper was estimated as a function of the total copper and oxide copper contents as defined below.

16.11.1	COPPER GRADES

Copper grades (total copper percent and oxide copper percent) were interpolated into blocks using ordinary kriging with weighting parameters based on the exponential correlograms calculated.

Table 16.11 Correlogram Data for Zone No. 1 (Oxide Only)

Element	Domain	Model	Z Rotation	Y Rotation	Z Rotation	Z Range	Y Range	X Range
Cu	Zone 1 Oxide
		C0=0.025
		C1=0.64	-24.8	39	-49	17.4	126.9	16.1
		C2=0.335	-35.2	-23	48	268.5	381.5	27.4

Grade interpolation search ellipses were designed from the correlogram information, trend of mineralization, and sample data distribution. The grades were interpolated in two separate passes with differing sample support and search ellipses, as summarized in Table 16.12 and Table 16.13.

Western Copper Corporation	53	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Table 16.12 Sample Selection Criteria for Grade Interpolation

Rock Code	Coded Composites used for Grade Interpolation	Domain
101	101	Zone 1 Oxide
104	104, 101	Zone 4 Oxide
107	107, 101	Zone 7 Oxide
201	201	Zone 1 Sulphide
99	99	Waste

Table 16.13 Grade Interpolation Parameters for Copper

Pass	Axes Rotation	Ranges (m)	Occurrence per hole	Minimum Samples	Maximum Samples
1	Z=0 X=70 Z=0	X=100 Y=100 Z=15	1	3	10
2	Z=0 X=70 Z=0	X=150 Y=150 Z=50	1	2	12

Grades were only interpolated in the first pass if at least three samples, no more than one sample per hole, were found within the search ellipse and no more than ten samples were used to interpolate grade within a block. The second pass only estimated grades in blocks that were un-assigned during pass one. Blocks were assigned a grade in pass two if at least two samples, no more than one per hole, were found within the search radius and no more than twelve samples were used to interpolate grade in a block. Sample selections for grade interpolations were restricted by geological zones as indicated in Table 16.12. All drill holes used in the estimation are listed in Appendix A along with the down hole intervals representing the mineralized units.

16.11.2	SULPHIDE COPPER PERCENT CALCULATION

Sulphide copper grades were calculated using a simple manipulation of the block model parameters according to the following formula:

Cu Sulphide% = Cu Total% – Cu Oxide%

As a result of the block model estimation, approximately 6500 blocks had slightly higher oxide copper values than total copper grades values resulting in a negative copper sulphide grade after running the simple manipulation. The blocks with negative sulphide copper grades were selected and the oxide copper grade was set to the total copper grade and the sulphide copper grade was reset to 0.0%

Western Copper Corporation	54	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

16.11.3	GOLD AND SILVER GRADES

Gold and silver grades were interpolated into blocks using isotropic inverse distance weighted to the second power.

Gold and silver grades were interpolated using the same parameters as for the pass two copper search ellipse. The grades were interpolated in one pass with sample support summarized in Table 16.12 and search ellipse as summarized below in Table 16.14.

Table 16.14 Grade Interpolation Parameter for Gold and Silver

Axes Rotation	Ranges (m)	Occurrence per hole	Minimum Samples	Maximum Samples
Z=0 X=70 Z=0	X=150 Y=150 Z=50	1	3	8

16.12	MINERAL RESOURCE CLASSIFICATION

Mineral resources were classified in accordance with definitions provided by CIM as stipulated in NI 43-101. The Carmacks Copper mineral resources are classified by Wardrop as Measured, Indicated, and Inferred.

The Carmacks block model contains 78,636 partial blocks coded as Zone No. 1, 4 and 7. There are 17,983 blocks classified as Measured, 43,955 as Indicated, and 16,698 as Inferred. There were no blocks within the mineralized units left unassigned (Figure 16.5).

The classification model was based on the average distance of the samples used to interpolate grade within a block. For classification purpose only, both holes in the sulphide and oxide mineralization were used to estimate the average distance of points used. All blocks that were interpolated during pass one and had an average distance of samples used less than 50 m were assigned to the Measured category. Blocks interpolated with an average distance of points used greater than 50 m were assigned to the Indicated category. Blocks that had not been interpolated during pass one were assigned to the Inferred category.

Western Copper Corporation	55	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Figure 16.5 Three Dimensional Representation of Block Model

16.13	MINERAL RESOURCE TABULATION

Wardrop estimated that the combined Zones 1, 4 and 7, at a 0.25% total copper (TCu) cutoff grade contain approximately 12 million tonnes of oxide resource in the Measured plus Indicated categories grading 1.07 TCu, 0.86% CuX, 0.21% CuS, 0.457 g/t Au, and 4.578 g/t Ag.

Wardrop also estimated that zone 1 contains an additional 4.3 million tonnes of sulphide resource in the Measured plus Indicated categories grading 0.75% TCu, 0.03% CuX, 0.73% CuS, 0.221 g/t Au, and 2.369 g/t Ag.

Western Copper Corporation	56	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Table 16.15 Mineral Resources at 0.25% Total Copper Cutoff

Rock Group	Grade Group	Density (t/m3 )	Tonnage t (000)	TCu (%)	CuX (%)	CuS (%)	Au (g/t)	Ag (g/t)	Class
Z1OX	MEAS IND M+I INF	2.64 2.64 2.64 2.64	2,985 7,058 10,043 64	1.25 1.07 1.13 0.84	1.02 0.86 0.91 0.62	0.23 0.21 0.22 0.22	0.696 0.405 0.492 0.122	6.514 4.094 4.813 1.793	1 2 3
Z4OX	MEAS IND M+I INF	2.64 2.65 2.65 2.65	614 257 871 23	0.48 0.51 0.50 0.41	0.37 0.35 0.36 0.25	0.11 0.16 0.15 0.16	0.211 0.184 0.192 0.139	2.414 2.230 2.285 1.871	1 2 3
Z7OX	MEAS IND M+I INF	2.68 2.67 2.67 2.64	432 634 1,066 3	0.97 0.90 0.92 0.81	0.82 0.74 0.76 0.64	0.15 0.16 0.16 0.18	0.376 0.317 0.335 0.179	4.430 4.155 4.237 1.665	1 2 3
1+4+7 1+4+7 1+4+7 1+4+7	MEAS IND M+I INF	2.64 2.64 2.64 2.64	4,031 7,949 11,980 90	1.10 1.04 1.07 0.73	0.90 0.83 0.86 0.53	0.20 0.20 0.21 0.20	0.588 0.391 0.456 0.128	5.666 4.039 4.578 1.809	1 2 3
Z1SU	MEAS IND M+I INF	2.76 2.74 2.75 2.75	695 3,645 4,340 4,031	0.80 0.74 0.75 0.71	0.02 0.03 0.03 0.01	0.77 0.71 0.73 0.70	0.261 0.205 0.221 0.179	2.542 2.296 2.369 1.900	1 2 3

Wardrop also estimated the mineral resources the 3D wireframes of the mineralized zones using a 0.50% cutoff (Table 16.16) .

Table 16.16 Mineral Resources at 0.50% Total Copper Cutoff

Rock Group	Grade Group	Density (t/m3 )	Tonnage t (000)	TCu (%)	CuX (%)	CuS (%)	Au (g/t)	Ag (g/t)	Class
Z1OX	MEAS IND M+I INF	2.64 2.64 2.64 2.64	2,827 6,767 9,594 63	1.30 1.10 1.16 0.85	1.06 0.89 0.94 0.63	0.24 0.21 0.22 0.22	0.726 0.416 0.507 0.123	6.787 4.202 4.963 1.817	1 2 3
Z4OX	MEAS IND M+I INF	2.64 2.65 2.64 2.65	252 116 368 4	0.63 0.69 0.67 0.60	0.48 0.47 0.47 0.39	0.15 0.22 0.20 0.21	0.274 0.238 0.249 0.190	3.001 2.838 2.886 2.796	1 2 3
Z7OX	MEAS IND M+I INF	2.68 2.67 2.67 2.64	405 623 1,028 3	1.00 0.91 0.94 0.81	0.85 0.74 0.77 0.64	0.16 0.17 0.16 0.18	0.390 0.321 0.341 0.179	4.607 4.203 4.322 1.665	1 2 3
Z1SU	MEAS IND M+I INF	2.76 2.74 2.75 2.75	608 2,917 3,525 3,082	0.85 0.82 0.83 0.81	0.02 0.03 0.03 0.02	0.83 0.78 0.80 0.80	0.277 0.222 0.238 0.216	2.607 2.442 2.491 2.291	1 2 3

Western Copper Corporation	57	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

16.14	BLOCK MODEL VALIDATION

Wardrop completed a detailed visual validation of the Carmacks block model. The model was checked for proper coding of drill hole intervals and block model cells, in both section and plan. Coding was found to be properly done. Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values (Figure 16.6).

Figure 16.6	Cross Section (1700 N) with Drill Hole Composites Showing Total Cu Against Interpolated Block Model Grades.

Western Copper Corporation	58	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

17.0	INTERPRETATIONS AND CONCLUSIONS

Wardrop concluded that both the historical and current drilling databases were of sufficient quality for the purpose of resource estimation. The No.1, 7 and 4 Zones are sufficiently defined for the estimation of Measured, Indicated, and Inferred mineral resources.

Based on the data analyzed, Wardrop estimated that, at a 0.25% total copper cutoff, the Carmacks deposit contains approximately 12 million tonnes of oxide resources in the combined Measured plus Indicated categories grading 1.07% TCu, 0.86% Cu Oxide, 0.21% Cu Sulphide, 0.457 g/t Au, and 4.578 g/t Ag.

Wardrop estimated the deposit contains an additional 4.3 million tonnes of sulphide resources in the combined Measured plus Indicated categories grading 0.75% TCu, 0.03% CuX, 0.73% CuS, 0.221 g/t Au, and 2.369 g/t Ag.

Western Copper Corporation	59	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

18.0	CERTIFICATE OF QUALIFIED PERSONS

I, Gilles Arseneau of North Vancouver, British Columbia, do hereby certify that as co- author of this “Resource Estimate of the No. 1, No. 4 and No. 7 Zones, Carmacks Deposit, Yukon Territory”, dated January 3 2008, I make the following statements:

•	I am Manager of Geology with Wardrop Engineering Inc. with a business address at 800-555 West Hastings Street, Vancouver, BC, V6B 1M1.

•	I have a B.Sc. in Geology from the University of New Brunswick, 1979; a M.Sc. in Geology from the University of Western Ontario, 1984; and a Ph.D. in Geology from the Colorado School of Mines, 1995.

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #25474.

•

I have practiced my profession in mineral exploration continuously since graduation. I have over twenty years of experience in mineral exploration and I have eight years experience preparing mineral resource estimates using block- modeling software.

•

I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	I am responsible for Sections 1.0, 3.0, 15.0, 16.0, and 17.0 of this technical report. I visited the property on May 15 to 16, 2007.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•

As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the Issuer as described in Section 1.4 of National Instrument 43-101.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 3rd day of January, 2008 at Vancouver, British Columbia.

“Original Document, Revision 00 signed and
sealed by Dr. Gilles Arseneau, P.Geo.”
Dr. Gilles Arseneau, P.Geo.
Manager of Geology
Wardrop Engineering Inc.

Western Copper Corporation	60	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

I, Scott Casselman of Whitehorse Yukon, do hereby certify that as a co-author of this “Resource Estimate of the No. 1, No. 4, and No. 7 Zones, Carmacks Deposit, Yukon Territory”, dated 3 January 2008, make the following statements:

•	I am sole proprietor of Casselman Geological Services, 33 Firth Road, Whitehorse, Yukon, Y1A 4R5 and under contract to Aurora Geosciences Ltd., of Whitehorse, Yukon.

•	I have a B.Sc. in Geology from the Carleton University of Ottawa, obtained in 1985.

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, License #20032.

•	I have practiced my profession in mineral exploration continuously since graduation. I have over twenty years of experience in mineral exploration.

•

I have read the definition of “qualified person” set out in National Instrument 43- 101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•

I am assisted in the writing and am responsible for sections 2.0, 4.0, 5.0, 6.0, 7.0, 8.0, 9.0, 10.0, 11.0, 12.0, 13.0 and 14.0 of this technical report. I was field supervisor for this project from March 28 to October 16, 2007.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

•

As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the Issuer as described in Section 1.4 of National Instrument 43-101.

•	I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated this 3rd day of January, 2008 at Whitehorse, Yukon Territory.

“Original Document, Revision 00 signed and
sealed by Scott Casselman, P.Geo.”
Scott Casselman, P.Geo.
Geologist
Casselman Geological Services

Western Copper Corporation	61	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

19.0	REFERENCES

Aurora Geosciences Ltd, January 2007, Technical Report on the Mineral Resource Estimate for the Carmacks Copper Project, 88p.

BC Gold Corp., 2007, BC Gold Corp. press release dated November 22, 2007.

Beattie Consulting Ltd., 2001, Western Copper Holdings Leaching and Decommissioning of Samples from Carmacks Oxide Copper Deposit.

Bostock, H.S., 1936, Carmacks District, Yukon, G. S. C. Memoir 189.

Casselman, S., 2007, 2006 Assessment Report for the Carmacks Copper Project. Yukon Mining Recorder assessment report.

Kilborn Engineering Pacific Ltd., 1995, Carmacks Copper Project Feasibility Study.

Kilborn Engineering Pacific Ltd., 1997, Carmacks Copper Project, Basic Engineering Report and Definitive Cost Estimate.

M3 Engineering and Technology Inc., 2007, Carmacks Copper Project Feasibility Study.

Orequest Consultants Ltd., 2005, Technical Report on the Carmacks Copper Project, 37 p.

Pearson, W. N., 1977, The Minto Copper Deposit, Yukon Territory: a metamorphosed orebody in the Yukon Crystalline Terrane. Unpublished M.Sc. thesis, Queen’s University, Kingston, Ontario, 193 p.

Shives, R.B.K., Carson, J.M., Ford, K.L., Holman, P,B, and Abbott, J.G., 2002 Airborne multisensor geophysical survey, Minto, Yukon. Geological Survey of Canada, Open Files 4331 and 4332.

Sinclair, W.D., 1976, Geology and Mineral Deposit of the Minto Area, Yukon Territory, in North of 60, Mineral Industry Report 1976, Yukon Territory, EGS 1977-1, Department of Indian and Northern Affairs.

Tempelman-Kluit, D., 1981, Yukon Geology and Exploration, 1979-80, Geology Section, Dept. of Indian and Northern Affairs, Whitehorse, Y.T. p. 22, 262, 263.

Tempelman-Kluit, D., 1985, Geology Laberge (105 E) and Carmacks (115 I), Open File 1101, Exploration and Geological Services Division, Dept. of Indian and Northern Affairs, Whitehorse, Y.T. p. 22, 262, 263.

Western Copper Corporation	62	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

20.0	APPENDIX A

List of Drill holes used for the current resource estimate.

HOLE-ID	FROM	TO	ZONE	Interval
101	4.07	22.86	Z7X	18.79
102	0.00	8.53	Z7X	8.53
103	60.96	82.30	Z7X	21.34
104	42.67	75.63	Z1X	32.95
105	96.07	146.30	Z1X	50.23
106	176.78	213.36	Z1X	36.58
107	289.56	334.36	Z1S	44.81
109	6.10	12.74	Z4X	6.64
109	163.07	173.74	Z7X	10.67
110	115.82	153.92	Z1X	38.10
111	437.39	483.78	Z1S	46.39
112	163.68	206.96	Z1X	43.28
113	281.94	327.05	Z1S	45.11
114	390.14	396.24	Z1S	6.10
115	315.28	366.67	Z1S	51.39
116	161.54	184.10	Z1X	22.56
117	307.84	310.89	Z1S	3.05
118	42.37	101.50	Z1X	59.13
119	52.30	102.11	Z1X	49.80
120	60.81	105.16	Z1X	44.35
122	10.36	54.25	Z1X	43.89
123	37.19	102.41	Z1X	65.22
124	117.19	168.55	Z1X	51.37
125	15.54	53.65	Z1X	38.10
126	1.81	44.50	Z1X	42.69
127	10.36	53.95	Z1X	43.59
128	1.83	41.15	Z1X	39.31
129	49.99	88.70	Z1X	38.71
130	102.41	134.11	Z1X	31.70
131	9.75	45.57	Z1X	35.82
132	41.76	70.71	Z1X	28.96
133	83.82	101.80	Z1X	17.98
134	22.40	46.79	Z1X	24.38
135	74.37	92.66	Z1X	18.29
136	10.82	32.77	Z1X	21.95
136	69.03	76.96	Z7X	7.93
137	55.17	74.83	Z1X	19.66
138	67.36	122.22	Z1X	54.86

Western Copper Corporation	63	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

HOLE-ID	FROM	TO	ZONE	Interval
139	31.15	55.99	Z1X	24.84
140	33.53	78.03	Z1X	44.50
141	30.48	84.12	Z1X	53.64
142	28.29	72.30	Z1X	44.01
143	89.39	131.37	Z1X	41.98
145	132.95	159.56	Z1X	26.61
146	174.28	230.12	Z1X	55.84
147	116.59	153.80	Z1X	37.21
148	2.97	20.73	Z1X	17.75
149	45.72	68.34	Z1X	22.62
150	29.38	71.35	Z7X	41.97
151	26.91	53.31	Z1X	26.40
152	123.75	176.78	Z1X	53.04
153	149.87	203.15	Z1X	53.28
154	48.76	60.11	Z7X	11.35
156	51.33	57.91	Z7X	6.58
157	54.86	81.68	Z7X	26.82
158	48.77	88.39	Z1X	39.62
158	106.68	112.77	Z7X	6.10
158	143.77	151.57	Z7X	7.81
404	22.31	62.79	Z4X	40.48
405	16.44	49.04	Z4X	32.60
406	41.51	56.55	Z4X	15.04
406	70.20	83.82	Z4X	13.62
WC002	121.97	228.00	Z1X	106.04
WC002	228.00	387.00	Z1S	158.99
WC003	33.31	84.50	Z1X	51.19
WC004	26.39	80.00	Z1X	53.62
WC005	209.38	279.00	Z1X	69.62
WC007	101.00	155.00	Z1X	54.00
WC008	155.00	214.00	Z1X	59.00
WC009	191.00	223.00	Z1X	32.00
WC010	152.00	207.00	Z1X	55.00
WC018	258.00	268.00	Z1X	10.00
WC018	268.00	304.00	Z1S	36.00
WC019	164.00	193.00	Z1X	29.00
WC021A	1.51	68.58	Z1X	67.07
WC021B	1.51	236.00	Z1X	234.49
WC021B	236.00	366.04	Z1S	130.04
WC025	55.33	237.00	Z1X	181.67
WC025	237.00	467.22	Z1S	230.22
WC028	60.00	238.01	Z1X	178.01
WC028	238.01	288.31	Z1S	50.30

Western Copper Corporation	64	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

HOLE-ID	FROM	TO	ZONE	Interval
WC047	28.65	60.47	Z4X	31.82
WC049	110.70	132.40	Z4X	21.70
WC050	32.20	63.80	Z7X	31.60
WC051	32.00	54.31	Z4X	22.31
WC051	67.00	87.01	Z4X	20.01
WC052	97.00	103.70	Z7X	6.70
WC053	38.00	43.00	Z4X	5.00
WC054	4.62	46.00	Z4X	41.38
WC055	97.22	131.00	Z1X	33.78
WC055	48.90	48.95	Z4X	0.04
WC055	152.00	160.00	Z7X	8.00
WC055	169.00	173.00	Z7X	4.00
WC057	117.78	126.05	Z7X	8.27
WC057	133.00	137.00	Z7X	4.00
WC059	4.00	11.00	Z4X	7.00
WC059	159.50	162.85	Z7X	3.35
WC059	172.00	175.00	Z7X	3.00
WC060	52.61	61.27	Z4X	8.66
WC061	164.88	177.00	Z1X	12.12
WC065	22.00	45.00	Z1X	23.00
WC065	92.10	99.28	Z7X	7.18
WC066	96.41	134.00	Z1X	37.59
WC067	94.49	112.00	Z1X	17.51
WC067	25.00	30.00	Z4X	5.00
WC069	96.00	107.00	Z7X	11.00
WC069	115.53	120.10	Z7X	4.57
WC071	29.50	58.00	Z7X	28.50
WC073	57.09	67.69	Z4X	10.61
WC077	32.00	69.38	Z4X	37.38
WC079	2.64	64.00	Z4X	61.36
WC081	6.23	20.00	Z4X	13.77
WC083	48.31	57.57	Z4X	9.26
WC083	76.00	83.00	Z4X	7.00
WC088	11.30	24.00	Z4X	12.70
WC088	31.60	41.15	Z4X	9.55
WC088	82.00	88.00	Z4X	6.00
WC092	100.38	100.43	Z4X	0.05
WC094	24.74	27.70	Z4X	2.96
WC094	56.00	76.00	Z4X	20.00
WC096	78.00	79.00	Z4X	1.00
WC098	18.91	24.00	Z4X	5.09
WC098	48.00	63.54	Z4X	15.54
WC101	63.00	68.00	Z4X	5.00

Western Copper Corporation	65	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

HOLE-ID	FROM	TO	ZONE	Interval
WC103	9.00	19.72	Z4X	10.72
WC104	12.00	18.76	Z4X	6.76
WC105	3.69	47.59	Z4X	43.90
WC106	3.51	32.10	Z4X	28.59
WC107	3.69	11.69	Z4X	8.00
WC109	27.20	39.00	Z4X	11.80
WC109	52.00	63.00	Z4X	11.00
WC110	3.70	16.91	Z4X	13.21
WC111	142.00	146.00	Z1X	4.00
WC111	56.00	60.00	Z4X	4.00
WC143	3.02	12.88	Z1X	9.86
WC143	21.60	52.00	Z7X	30.40
WC144	2.76	26.38	Z7X	23.62
WC145	3.85	15.48	Z1X	11.63
WC146	22.00	52.00	Z1X	30.00
WC146	97.00	106.00	Z7X	9.00
WC148	0.86	13.00	Z7X	12.13
WC149	10.99	37.99	Z7X	27.00

Western Copper Corporation	66	0652560101-REP-R0002-01
Resource Estimate of the No. 1, No. 4, and No. 7 Zones		03/01/2008
Carmacks Deposit, Yukon Territory

Thursday, January 3, 2008	0652560101-CER-R0001-00

Client Copy

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Prince Edward Island Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador Securities Commission
Toronto Stock Exchange

Subject	Western Copper Corporation / Resource Estimate of the No.1, No. 4 and No.7 Zones, Carmacks Deposit, Yukon Territory

Dears Sirs/Mesdames:

I, Gilles Arseneau, Ph.D., P. Geo., of Wardrop Engineering Inc. do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled “Resource Estimate of the No.1, No. 4 and No.7 Zones, Carmacks Deposit, Yukon Territory”, dated January 3, 2008 (Document No. 0652560101-REP R0002-01) in support of the News Release by Western Copper Corporation dated November 22, 2007.

I also certify that I have read the News Release filed by Western Copper Corporation dated November 22, 2007 and it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 3 day of January, 2008

SIGNED

“Gilles Arseneau, Ph.D., P. Geo.”
Gilles Arseneau, Ph.D., P. Geo
Manager of Geology
Wardrop Engineering Inc.